HANDCRAFTED BY

Cracker Barrel

Old Country Store

2012

Annual Report



PLEASING PEOPLE®

FOR OVER 40 YEARS

est. Lebanon, Tennessee 1969



SUCCESS

It's a pleasure to highlight in this Annual Report the many successes Cracker Barrel Old Country Store, Inc. had in fiscal 2012. A clearly focused and well-executed strategy led to a year of positive financial results for our shareholders. The priorities we announced at the beginning of the fiscal year steered our progress over the course of the year, and we also outlined our three-year strategy for ongoing success. Operationally, we stayed focused on meeting our guests' needs and, along the way, we celebrated the biggest sales day in the company's history. Financially, we grew sales, operating margins, and earnings per share. We paid down debt and increased the dividend for shareholders. Overall, it was a year of many accomplishments, and I am proud of the 70,000 men and women who are part of Cracker Barrel and whose work every day is dedicated to this great company's success.

There was progress on several important fronts this year. We introduced new menu items such as our $5.99 daily lunch specials and seasonal promotions, and we enhanced the entire salad category. We improved our retail merchandise with an increased focus on affordable, unique and nostalgic items. We strengthened the Cracker Barrel brand connection to our guests through multiple channels, including new TV and radio messaging, focused digital media outreach, and memorable music programs. We opened 13 new Cracker Barrel Old Country Store® locations, ending the year with 616 stores in 42 states. We added new depth in our executive leadership team and continued our board succession. All the while, we focused on increasing shareholder returns.

FINANCIAL PERFORMANCE

The year's financial results reflect our success and commitment to generating positive returns for you, our shareholders. The success of our sales began with an increase in store traffic. The last three quarters of fiscal 2012 were three successive quarters of increased year-over-year traffic growth. On a comparable 52-week period, we grew revenues in fiscal 2012 by 3.9% to $2.5 billion, with comparable store restaurant sales increasing 3.8% and comparable store retail sales increasing 3.1%. With this top-line growth, we outperformed the Knapp-Track™ Casual Dining Index, culminating in a 1.1% positive spread between our sales and the industry metric.

In addition to outperforming the Knapp-Track™ Index, we improved our operating margin, achieving 7.4%, compared to 6.9% in fiscal 2011. This improvement was the result of the many cost savings initiatives that enhanced our operating platform. Our adjusted earnings per diluted share grew 13.9% to $4.34, adjusted for severance and proxy expenses and on a comparative 52-week basis. During 2012, we increased the quarterly dividend by over 80% to $0.40 and reduced our debt by $25 million. In addition, the market price per share of the Company's common stock was $62.96 at the close of business on the last day of fiscal 2012 (as reported by the NASDAQ Global Select


Cracker Barrel Old Country Store, Inc.
Earnings Per Diluted Share
From Continuing Operations
$5.00
$4.00
$3.00
$2.00
$1.00
$0
2008
2009
2010
2011(a)
2012(b)
Fiscal Year
(a) Fiscal 2011 adjusted for charges related to an impairment, severance and the proxy contest.
(b) Fiscal 2012 adjusted for charges related to severance, the proxy contest, and on a 52-week basis.


Cracker Barrel Old Country Store, Inc.
Cumulative Share Repurchases
and Dividends Per Share
Cumulative Share Repurchases ($ in millions)
Dividends Per Share
$600
$500
$400
$300
$200
$100
$0
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
2008
2009
2010
2011
2012
Fiscal Year
Cumulative Share Repurchases ($ in millions)
Dividends Per Share

Market on August 3, 2012), reflecting a 34.6% percent increase from the closing stock price on July 29, 2011.

GUEST CONNECTIONS

One key to our success this year was an unwavering focus on connecting with our guests and consistently delivering the Cracker Barrel experience. A guest experience at Cracker Barrel is so much more than just enjoying our delicious made from scratch food. Everything - from how you are greeted at the door, to sitting in a rocking chair on the front porch while you wait, to finding the perfect gift and having it wrapped, to satisfaction with how your food is prepared and the friendly manner in which it is served, to how you feel when you leave – is about building strong connections with our guests.

You can see the success of our efforts in what our guests say about us. A brand metrics survey completed this year by Technomic, Inc., a leading fact-based consulting and research firm serving the food industry, found that consumers view Cracker Barrel as unique when compared to our competitors. They rank Cracker Barrel as the leader in several categories, including menu variety, availability of healthy options, welcoming atmosphere, kid-friendliness, portion size for price paid, and ability to provide value through high-quality menu items. We were pleased by these guest survey responses. We were also pleased that Cracker Barrel took top honors in the family dining segment of the Consumer Picks survey conducted for *Nation's Restaurant News* magazine for the second year in a row. The study measured guest attitudes toward 171 restaurant brands constituting three restaurant segments: limited service, casual and family. Cracker Barrel led in eight of the survey's ten categories, including cleanliness, service, menu variety, atmosphere, reputation, craveability, likely to recommend, and likely to return. This direct positive feedback from consumers reaffirms the strong appeal of the Cracker Barrel brand.

Cracker Barrel launched several programs throughout the year to further connect with our guests. Our music program included exclusive arrangements with favorite artists, new and old. The DVD/CD set from Dolly Parton went gold, which was a first for Cracker Barrel. Other artists included Daily & Vincent, whose album debuted at #1 on the gospel chart, Ronnie Dunn, Edens Edge and the Oak Ridge Boys. In May, Cracker Barrel stores and guests teamed up to support our troops through the USO, whose mission is to lift the spirit of troops. Guests could purchase select Jelly Belly jelly beans at all Cracker Barrel locations to donate to the USO, and additionally Cracker Barrel donated $1.00 to the USO for each bag of Jelly Belly jelly beans donated. In recognition of our participation in several programs supporting our troops, Cracker Barrel was awarded the inaugural "Business with a Purpose" Award from Lipscomb University's Dean Institute for Corporate Governance and Integrity. Also, Cracker Barrel is participating in the national EV Project, which encourages the use of electric vehicles and is sponsored by the U.S. Department of Energy, and has installed electric vehicle chargers in select locations in two states.

Another component of connecting with our guests was our increased use of social and digital media to extend the Cracker Barrel experience and interact with our guests outside the store. Our digital media strategy focuses on delivering brand-oriented content and information. Our Facebook follower base increased substantially during the year. Our Twitter participation grew rapidly throughout the year, and in April, we launched a page on the online pinboard, Pinterest. We continued to reach guests through our website, as well, and over the course of the year ran several online sweepstakes, which exceeded our expectations for guest engagement.

STRATEGIC PLAN

In our first quarter of fiscal 2012, we announced the six business priorities that drove our focus throughout the year: (1) introduce a new marketing message; (2) refine our menu and pricing; (3) enhance the restaurant operating platform; (4) drive retail sales growth with innovative tactics; (5) reduce cost; and (6) apply a balanced approach to capital allocation.

The first business priority was to introduce new marketing messaging to reinforce the authentic value provided by Cracker Barrel. To accomplish this, we hired a new advertising firm and rolled out our "Handcrafted by Cracker Barrel" campaign with national cable TV and spot radio ads. For the first time, we had TV advertising that covered 100% of our stores' markets. In addition, our new radio ads reached approximately 70% of our markets. We focused broadcast media support around our peak sales periods, the holiday and summer travel seasons. Our over 1,600 billboards continued to be a major part of our marketing campaign. Recently, the creative content on our billboards was updated to match our "Handcrafted by Cracker Barrel" theme.

HANDCRAFTED BY Cracker Barrel Old Country Store


599




WEEKDAY
LUNCH
Specials

The second priority centered on refining our menu and pricing strategies with a focus on value, affordability and variety. Last September, we introduced the weekday $5.99 Daily Lunch Specials, which include the option of a lunch time daily entree special or a better-for-you grilled chicken salad with a baked potato. The program was, and continues to be, a success, as evidenced by a noticeable increase in weekday lunch time sales and traffic. We also believe the enhanced value perception at lunch helped drive guest traffic and increase survey scores for overall value during breakfast and dinner. Another highlight of the year was the enhanced and new salads introduced in the fourth quarter which provided our guests with a wider variety of choices and flavors. These salads were supported by new radio spots and exceeded our expectations for sales mix and customer satisfaction. Our grilled chicken n' fresh vegetable salad was featured on NBC's Today Show with a Cracker Barrel nutritionist preparing the salad and highlighting that it has less than 600 calories, including the dressing and crackers. The salads will continue as staples on the regular menu and provide guests with additional healthier options, which we believe will increase the frequency of their visits to our stores.



The third priority was to enhance the restaurant operating platform to sustainably improve the guest experience. We completed equipment and technology updates which helped increase productivity. We improved back office systems to enhance communications among field employees. We are in the initial stages of updating our production planning tool, which will assist in preparation and planning by shift, improving ingredient accuracy, and providing increased visibility into food costs at the individual store level. The success of these initiatives is reflected in our guest surveys, where we experienced year-over-year increases in overall guest satisfaction, and over the course of the year, we received all-time high scores in many categories, including overall value, taste and temperature of the food, friendliness and attentiveness of the server, speed of receiving your order, timeliness of check out, cleanliness of the dining area, and service in the retail store. In addition, we set a company sales record on Thanksgiving – which we then were able to improve upon with a record-breaking Mother's Day. We could not have achieved all of this without the solid dedication of our 70,000 employees, who made it their purpose to provide an outstanding experience for each guest.

Our fourth priority was to employ innovative tactics to drive retail sales, with a focus on delivering value and creating a further connection to the brand for our guests. We focused on merchandising our stores with unique and nostalgic items. We saw growth in one of the strongest categories, apparel and accessories. We also developed and grew


Butterflies

proprietary product lines, including our branded Butterflies™ doll line, a unique and fun collection featuring $19.99 dolls with their own personalities, stories, and accessories. Another example is our Cracker Barrel branded food items, such as pancake and cornbread mixes and cobbler fillings. We plan to continue building these collections and focus on other quality and value-oriented gift items.

By focusing on the fifth priority, we have been reducing expenses while maintaining our superior standard for guest service. We have eliminated annual general and administrative and labor expenses - through such initiatives as a restructuring of home office employees in July 2011 and a realignment of our restaurant and retail field leadership in April 2012. We also completed the first phase of implementation of a labor management system for store managers to improve their direction of weekly training, productivity, and execution. Additionally, we completed the rollout of a new transportation management system, which we believe will continue to improve efficiency in the distribution of our retail merchandise. As a result of these initiatives and others, operating income increased as a percentage of revenues from 6.9% in fiscal 2011 to 7.4% in fiscal 2012.

The sixth and final priority has been and continues to be enhancing shareholder value using a balanced approach to capital allocation. During fiscal 2012, we reinvested $80 million in the company through capital expenditures. We repaid $25 million in long term debt. Direct shareholder return was enhanced by the repurchase of over 265,000 shares and an 80% increase in our quarterly dividend to $0.40.


Cracker Barrel
Old Country Store
BUTTERMILK
Pancake
MIX
Blackberry
COBBLER
Natural Syrup

ENHANCE THE CORE | **EXPAND** THE FOOTPRINT | **EXTEND** THE BRAND

PLATFORM FOR GROWTH

While executing on the six business priorities in fiscal 2012, the leadership team anticipated our next challenges and defined our longer-term strategy. In April, we identified a three-pronged approach for achieving long-term success: (1) Enhance the Core Business, (2) Expand the Footprint of Cracker Barrel Old Country Stores, and (3) Extend the Brand beyond the four walls of the stores.

The six business priorities in fiscal 2012 were consistent with our strategy of enhancing the core business. Looking ahead, we expect to continue to grow traffic by anticipating and meeting our guests' evolving needs. We will maintain our value promise to the guest and deliver a consistent guest experience that aligns with their expectations for a great Cracker Barrel visit.

During fiscal 2012, we opened 13 new Cracker Barrel Old Country Store locations. We will continue our commitment to profitable new unit growth in fiscal 2013 and have set the target for new store growth of 2% to 3% per year to expand our footprint in the U.S. We will continue to focus on finding the best locations and consistently opening new stores efficiently and effectively for the best possible results.

Finally, the newest element to our strategy is the opportunity to extend our Cracker Barrel Old Country Store brand beyond the Cracker Barrel physical stores. We believe we can create long-term value for the company with new revenue streams, such as licensing some of the Cracker Barrel brand favorites for sale at other retail outlets and growing our e-commerce sales.

I am incredibly proud to be a part of this leadership team and its successes during a year of much change. For many of our team members, fiscal 2012 was the first full year in their current roles, and we also added a new Senior Vice President of Retail, Laura Daily. With our new responsibilities came an energy that generated change and success for the company. In addition, six new outside members joined the Board of Directors over the last 18 months, bringing new ideas and analysis to our strategy and practices. In June 2011, Coleman H. Peterson, President and CEO of Hollis Enterprises, LLC and former Executive Vice President of People of Walmart Stores, joined the Board. In August 2011, James W. Bradford, Dean of Vanderbilt University's Owen Graduate School of Management and former CEO of United Glass, and William W. McCarten, Chairman of DiamondRock Hospitality Company and former CEO of HMSHost Corporation, also joined the Board. In June 2012,

Glenn A. Davenport, former Chairman and CEO of Morrison Management Specialists, and Thomas H. Barr, Vice President of Global Coffee at Starbucks Coffee Company, came on board, bringing food service expertise and marketing insight to our Board. Most recently, Norman E. Johnson, Executive Chairman and former CEO of Clarcor, one of the world's largest filtration companies, became a Board member.

Four of our board members are not standing for election at the 2012 Annual Meeting: our Executive Chairman Michael A. Woodhouse, Robert V. Dale, Charles E. (Eddie) Jones, Jr. and B.F. (Jack) Lowery. We thank them for their valuable service during which Cracker Barrel established its brand, solidified its operations, expanded its reach and returned significant value to shareholders. I am grateful for the efforts of all four of these gentlemen and offer a special thank you to Mike Woodhouse, my predecessor as chief executive officer, for his commitment to and guidance of this great Cracker Barrel brand.

REFLECTION AND OUTLOOK

While fiscal 2012 was filled with much change and progress, from the management team to menu items, the continued focus on our business priorities, executed in keeping with our mission of Pleasing People, guided us through another successful year. The Pleasing People mission was conceived by Cracker Barrel's Founder, Dan W. Evins. We were saddened when he passed away in January. Cracker Barrel honors Danny's legacy in many ways, including staying true to our mission and to the brand he developed. We believe our recent success, over 40 years later, is predicated on the same principles Danny thought important back in 1969 - the insistence on quality products at a fair price and on genuine Southern hospitality.

Overall, fiscal 2012 was a clear success, and we believe we have the platform to achieve sustained profitable growth as we look to fiscal 2013 and beyond. We are poised to capitalize on this success with our strategy to enhance the core business, expand the footprint with new stores, and extend the Cracker Barrel brand. Above all, we will continue to provide value to our shareholders and guests, staying true to our mission of Pleasing People.

Sincerely,

Sandra B. Cochran

Sandra B. Cochran
President and Chief Executive Officer

PLEASING PEOPLE®

Directors



Thomas H. Barr
Vice President, Global Coffee at Starbucks Coffee Company, Seattle, WA



James W. Bradford
Designated Chairman of the Board; Dean and Ralph Owen Professor for the Practice of Management at Vanderbilt University's Owen Graduate School of Management, Nashville, TN



Sandra B. Cochran
President and CEO of Cracker Barrel Old Country Store, Inc., Nashville, TN



Glenn A. Davenport
Retired; former Chairman and CEO of Morrison Management Specialists, a food service company that provides food and dining services to healthcare systems and institutions, Atlanta, GA



Richard J. Dobkin
Retired; Managing Partner of the Tampa, FL office of Ernst & Young, LLP, an independent registered public accounting firm



Norman E. Johnson
Executive Chairman and former CEO of Clarcor, one of the world's largest filtrations companies, Nashville, TN



William W. McCarten
Chairman of the board of directors of DiamondRock Hospitality Company, a lodging-focused real estate investment trust, Bethesda, MD



Martha M. Mitchell
Retired; Senior Partner and Senior Vice President Fleishman-Hillard, Inc., an international communications consulting and public relations firm, St. Louis, MO



Coleman H. Peterson
President and CEO of Hollis Enterprises, LLC, a human resources consulting firm, Hilton Head Island, SC



Andrea M. Weiss
President and CEO of Retail Consulting, Inc., a retail consulting firm, Scottsdale, AZ

Members not standing for re-election

Robert V. Dale
Retired; former President of Windy Hill Pet Food Company, Nashville, TN

B.F. (Jack) Lowery
Attorney, Chairman and CEO, LoJac Companies, Inc. Lebanon, TN

Charles E. Jones, Jr.
President, Corporate Communications, Inc., Nashville, TN

Michael A. Woodhouse
Executive Chairman and former CEO of Cracker Barrel Old Country Store Inc., Nashville, TN

2012

Financial Table of Contents

Forward-Looking Statements – Risk Factors

Except for specific historical information, many of the matters discussed in this Annual Report to Shareholders may express or imply projections of items such as revenues or expenditures, estimated capital expenditures, compliance with debt covenants, plans and objectives for future operations, inventory shrinkage, growth or initiatives, expected future economic performance or the expected outcome or impact of pending or threatened litigation. These and similar statements regarding events or results that Cracker Barrel Old Country Store, Inc. (the "Company") expects will or may occur in the future, are forward-looking statements that, by their nature, involve risks, uncertainties and other factors which may cause our actual results and performance to differ materially from those expressed or implied by those statements. All forward-looking information is provided pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these risks, uncertainties and other factors. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "trends," "assumptions," "target," "guidance," "outlook," "opportunity," "future," "plans," "goals," "objectives," "expectations," "near-term," "long-term," "projection," "may," "will," "would," "could," "expect," "intend," "estimate," "anticipate," "believe," "potential," "regular," "should," "projects," "forecasts" or "continue" (or the negative or other derivatives of each of these terms) or similar terminology. We believe the assumptions underlying any forward-looking statements are reasonable; however, any of the assumptions could be inaccurate, and therefore, actual results may differ materially from those projected in or implied by the forward-looking statements. Factors and risks that may result in actual results differing from this forward-looking information include, but are not limited to, those summarized below, as well as other factors discussed throughout this document, including, without limitation, the factors described under "Critical Accounting Estimates" on pages 24 to 27 of this Annual Report or, from time to time, in the Company's filings with the Securities and Exchange Commission ("SEC"), press releases and other communications.

Readers are cautioned not to place undue reliance on forward-looking statements made in this document, since the statements speak only as of the document's date. Except as may be required by law, the Company has no obligation, and does not intend, to publicly update or revise any of these forward-looking statements to reflect events or circumstances occurring after the date of this document or to reflect the occurrence of unanticipated events. Readers are advised, however, to consult any future public disclosures that the Company may make on related subjects in its documents filed or furnished to the SEC or in its other public disclosures.

Set forth below is a summary of the material risks associated with our business and, therefore, any investment in our securities. Our 2012 Annual Report on Form 10-K, filed with the SEC on September 25, 2012 and available at sec.gov, as well as our website, crackerbarrel.com, contains a more comprehensive discussion of these risks, and you are encouraged to review that Annual Report on Form 10-K and all our SEC filings.

Risks Related to Our Business

- General economic, business and societal conditions as well as those specific to the restaurant or retail industries that are largely out of our control may adversely affect our business, financial condition and results of operations.
- We face intense competition, and if we are unable to continue to compete effectively, our business, financial condition and results of operations would be adversely affected.
- The price and availability of food, ingredients, merchandise and utilities used by our stores could adversely affect our revenues and results of operations.
- We are dependent on attracting and retaining qualified employees while also controlling labor costs.
- Our risks are heightened because of our single retail distribution facility; in addition, our reliance on certain significant vendors, particularly for foreign-sourced retail products, subjects us to numerous risks, including possible interruptions in supply, which could adversely affect our business.

- Our plans depend significantly on initiatives designed to improve the efficiencies, costs and effectiveness of our operations, and failure to achieve or sustain these plans could adversely affect our results of operations.
- We have substantial indebtedness, which may decrease our flexibility, increase our borrowing costs and adversely affect our liquidity.
- Our advertising is heavily dependent on billboards, which are highly regulated; our evolving marketing strategy poses a risk of increased advertising and marketing costs that could adversely affect our results of operations.
- We outsource certain business processes to third-party vendors that subject us to risks, including disruptions in business and increased costs.
- Our business is somewhat seasonal and also can be affected by extreme weather conditions and natural disasters.
- If we fail to execute our business strategy, which includes our ability to find new store locations and open new stores that are profitable, our business could suffer.
- Individual store locations are affected by local conditions that could change and adversely affect the carrying value of those locations.
- Health concerns, government regulation relating to the consumption of food products and wide-spread infectious diseases could affect consumer preferences and could negatively affect our results of operations.
- Failure to maximize or to successfully assert our intellectual property rights could adversely affect our business and results of operations.
- Litigation may adversely affect our business, financial condition and results of operations.
- Unfavorable publicity could harm our business.
- The loss of key executives or difficulties in recruiting and retaining qualified personnel could jeopardize our future growth and success.
- We are subject to a number of risks relating to federal, state and local regulation of our business including the areas of health care reform and environmental matters, and an insufficient or ineffective response to government regulation may increase our costs and decrease our profit margins.
- Our current insurance programs may expose us to unexpected costs.
- A material disruption in our information technology and telecommunication systems could adversely affect our business and results of operations.
- A privacy breach could adversely affect our business.
- Our reported results can be affected adversely and unexpectedly by the implementation of new, or changes in the interpretation of existing, accounting principles or financial reporting requirements.
- Failure of our internal control over financial reporting could adversely affect our business and financial results.
- Our annual and quarterly operating results may fluctuate significantly and could fall below the expectations of investors and securities analysts due to a number of factors, some of which are beyond our control, resulting either in volatility or a decline in the price of our securities.
- Our business could be negatively affected as a result of a proxy fight and the actions of activist shareholders.
- Provisions in our charter, Tennessee law and our shareholder rights plan may discourage potential acquirers of our company.

Selected Financial Data

	(Dollars in thousands except percentages and share data) For each of the fiscal years ended				
	August 3, 2012[a]	July 29, 2011[b]	July 30, 2010[c]	July 31, 2009[d][e]	August 1, 2008[e]
SELECTED INCOME STATEMENT DATA:					
Total revenue	$ 2,580,195	$ 2,434,435	$ 2,404,515	$ 2,367,285	$ 2,384,521
Income from continuing operations	103,081	85,208	85,258	65,957	65,303
Net income	103,081	85,208	85,258	65,926	65,553
Basic net income per share:					
Income from continuing operations	4.47	3.70	3.71	2.94	2.87
Net income per share	4.47	3.70	3.71	2.94	2.88
Diluted net income per share:					
Income from continuing operations	4.40	3.61	3.62	2.89	2.79
Net income per share	4.40	3.61	3.62	2.89	2.80
Dividends declared per share[f]	$ 1.15	$ 0.88	$ 0.80	$ 0.80	$ 0.72
Dividends paid per share	$ 0.97	$ 0.86	$ 0.80	$ 0.78	$ 0.68
AS PERCENT OF TOTAL REVENUE:					
Cost of goods sold	32.1%	31.7%	31.0%	32.3%	32.4%
Labor and related expenses	36.8	37.1	37.8	38.7	38.2
Other store operating expenses	18.0	18.6	18.2	17.8	17.7
Store operating income	13.1	12.6	13.0	11.2	11.7
General and administrative expenses	5.7	5.7	6.1	5.1	5.4
Impairment and store dispositions, net	—	—	0.1	0.1	—
Operating income	7.4	6.9	6.8	6.0	6.3
Income before income taxes	5.7	4.8	4.8	3.8	3.9
SELECTED BALANCE SHEET DATA:					
Working capital (deficit)	$ 18,249	$ (21,188)	$ (73,289)	$ (66,637)	$ (44,080)
Total assets	1,418,992	1,310,884	1,292,067	1,245,181	1,313,703
Current interest rate swap liability	20,215	—	—	—	—
Long-term debt	525,036	550,143	573,744	638,040	779,061
Long-term interest rate swap liability	14,166	51,604	66,281	61,232	39,618
Other long-term obligations	114,897	105,661	93,822	89,670	83,224
Shareholders' equity	382,675	268,034	191,617	135,622	92,751
SELECTED CASH FLOW DATA:					
Purchase of property and equipment, net	$ 80,170	$ 77,686	$ 69,891	$ 67,842	$ 87,849
Share repurchases	14,923	33,563	62,487	—	52,380
SELECTED OTHER DATA:					
Common shares outstanding at end of year	23,473,024	22,840,974	22,732,781	22,722,685	22,325,341
Stores open at end of year	616	603	593	588	577
AVERAGE UNIT VOLUMES[g]:					
Restaurant	$ 3,369	$ 3,234	$ 3,226	$ 3,209	$ 3,282
Retail	863	837	832	841	898
COMPARABLE STORE SALES[h]:					
Period to period increase (decrease) in comparable store sales:					
Restaurant	2.2%	0.2%	0.8%	(1.7)%	0.5%
Retail	1.6	0.7	(0.9)	(5.9)	(0.3)
Memo: Number of stores in comparable base	591	583	569	550	531

(a) Fiscal 2012 consisted of 53 weeks while all other periods presented consisted of 52 weeks. The estimated impact of the additional week was to increase consolidated fiscal 2012 results as follows: total revenue, $51,059; store operating income, 0.2% of total revenue ($11,093); operating income, 0.2% of total revenue ($9,723); net income, 0.2% of total revenue ($6,280); and diluted net income per share, $0.27. As part of our restructuring of our field organization in April 2012, we incurred severance charges of $1,660, which are included in general and administrative expenses. We also incurred $5,203 in costs related to the December 2011 proxy contest, which are also included in general and administrative expenses.

(b) Includes impairment charges of $3,219 before taxes and pre-tax gains on store dispositions of $4,109. Our debt refinancing in the fourth quarter of fiscal 2011 resulted in additional interest expense of $5,136 related to transaction fees and the write-off of deferred financing costs. During the fourth quarter of fiscal 2011, as part of our cost reduction and organization streamlining initiative, we incurred severance charges of $1,768, which are included in general and administrative expenses. We also incurred $404 in costs related to the December 2011 proxy contest, which are also included in general and administrative expenses.

(c) Includes impairment charges of $2,672 before taxes.

(d) Includes impairment charges of $2,088 before taxes. We completed sale-leaseback transactions involving 15 of our stores and our retail distribution center in the fourth quarter of fiscal 2009 (see Note 10 to the Consolidated Financial Statements). Net proceeds from the sale-leaseback transactions together with excess cash flow from operations were used to pay down $142,759 of long-term debt.

(e) Certain expenses and proceeds related to the divestiture of Logan's Roadhouse, Inc. are reported in discontinued operations in fiscal 2008 and fiscal 2009.

(f) In the first quarter of 2013, our Board of Directors declared a dividend of $0.50 per share payable on November 5, 2012 to shareholders of record on October 19, 2012.

(g) Average unit volumes include sales of all stores. Fiscal 2012 includes a 53rd week while all other periods presented consist of 52 weeks.

(h) Comparable store sales consist of sales of stores open at least six full quarters at the beginning of the year; and are measured on comparable calendar weeks.

MARKET PRICE AND DIVIDEND INFORMATION

The following table indicates the high and low sales prices of our common stock, as reported by The Nasdaq Global Select Market, and the dividends paid for the quarters indicated.

	Fiscal Year 2012			Fiscal Year 2011		
	Prices		Dividends	Prices		Dividends
	High	Low	Paid	High	Low	Paid
First	$45.80	$37.31	$0.22	$54.58	$43.65	$0.20
Second	53.77	41.08	0.25	57.79	50.27	0.22
Third	59.90	52.02	0.25	53.54	47.01	0.22
Fourth	64.33	56.26	0.25	53.86	42.79	0.22



CRACKER BARREL OLD COUNTRY STORE, INC.
Shareholder Return Performance Graph
In Dollars
$250
$200
$150
$100
$50
$0
2007
2008
2009
2010
2011
2012
Cracker Barrel Old Country Store, Inc.
Prior Year Peer Composite
S&P Small Cap
S&P 600 Restaurant

Significant change from prior year is that Bravo Brio Restaurant Group, Inc., O'Charley's Inc., Dunkin' Brands Group Inc., McCormick & Schmick's Seafood Restaurants Inc. and Peet's Coffee & Tea, Inc. are now excluded from the Peer Composite. Chanticleer Holdings, Inc. and The Wendy's Company are now included in the Peer Composite.

The graph (left) shows the changes over the past five-year period in the value of $100 invested in Cracker Barrel Old Country Store, Inc. Common Stock, the Standard & Poor's Small Cap Index, the Standard & Poor's 600 Restaurant Index which we believe is an adequate peer composite for the Company, and the prior year Peer Composite composed of all companies listed with Nasdaq with the same two-digit SIC (Standard Industrial Classification) code (58:Eating and Drinking Places) as Cracker Barrel Old Country Store, Inc. The plotted points represent the closing price on the last day of the fiscal year indicated and assume the reinvestment of dividends. The data set forth in the graph has been provided by FactSet Research Systems, Inc. and Bloomberg LP.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. MD&A should be read in conjunction with the Consolidated Financial Statements and notes thereto. Readers also should carefully review the information presented under the section entitled "Risk Factors" and other cautionary statements in this report. All dollar amounts (other than per share amounts) reported or discussed in this MD&A are shown in thousands. References in MD&A to a year or quarter are to our fiscal year or quarter unless expressly noted or the context clearly indicates otherwise.

This overview summarizes the MD&A, which includes the following sections:

- *Executive Overview* – a general description of our business, the restaurant industry and our key performance indicators.
- *Results of Operations* – an analysis of our consolidated statements of income for the three years presented in our Consolidated Financial Statements.
- *Liquidity and Capital Resources* – an analysis of our primary sources of liquidity, capital expenditures and material commitments.
- *Critical Accounting Estimates* – a discussion of accounting policies that require critical judgments and estimates.

EXECUTIVE OVERVIEW

Cracker Barrel Old Country Store, Inc. (the "Company," "our" or "we") is a publicly traded (Nasdaq: CBRL) company that, through its operations and those of certain subsidiaries, is engaged in the operation and development of the Cracker Barrel Old Country Store® ("Cracker Barrel") concept. Each Cracker Barrel store consists of a restaurant with a gift shop. The restaurants serve breakfast, lunch and dinner. The gift shop area offers a variety of decorative and functional items specializing in rocking chairs, holiday gifts, toys, apparel and foods. As of September 18, 2012, the Company operated 620 Cracker Barrel stores located in 42 states and had 9,444 shareholders of record.

Restaurant Industry

Our stores operate in the full-service segment of the restaurant industry in the United States. The restaurant business is highly competitive with respect to quality, variety and price of the food products offered. The restaurant business is often affected by changes in consumer taste; national, regional or local economic conditions; demographic trends; traffic patterns; the type, number and location of competing restaurants; and consumers' discretionary purchasing power.

There are many segments within the restaurant industry, such as family dining, casual dining, fast casual and quick service, which often overlap and provide competition for widely diverse restaurant concepts. Competition also exists in securing prime real estate locations for new stores, in hiring qualified employees, in advertising, in the attractiveness of facilities and with competitors having similar menu offerings or convenience.

Additionally, economic, seasonal and weather conditions affect the restaurant business. Adverse economic conditions and unemployment rates affect consumer discretionary income and dining and shopping habits. Historically, interstate tourist traffic and the propensity to dine out have been much higher during the summer months, thereby contributing to higher profits in our fourth quarter. Retail sales, which are made substantially to our restaurant guests, are strongest in the second quarter, which includes the Christmas holiday shopping season. Severe weather also affects restaurant and retail sales adversely from time to time.

Key Performance Indicators

Management uses a number of key performance measures to evaluate our operational and financial performance, including the following:

Comparable store restaurant sales and restaurant guest traffic consist of sales and calculated number of guests, respectively, of stores open at least six full quarters at the beginning of the year and are measured on comparable calendar weeks. This measure highlights performance of existing stores because it excludes the impact of new store openings.

Percentage of retail sales to total sales indicates the relative proportion of spending by guests on retail product at our stores and helps identify overall effectiveness of our retail operations. Management uses this measure to analyze a store's ability to convert restaurant traffic into retail sales since we believe that the substantial majority of our retail customers are also guests in our restaurants.

Average check per guest is an indicator which management uses to analyze the dollars spent per guest in our stores on restaurant purchases. This measure aids management in identifying trends in guest preferences as well as the effectiveness of menu price increases and other menu changes.

Store operating margins are defined as total revenue less cost of goods sold, labor and other related expenses and other store operating expenses, all as a percentage of total revenue. Management uses this indicator as a primary measure of operating profitability.

Company Performance in 2012

Management believes that the Cracker Barrel brand remains one of the strongest and most differentiated brands in the restaurant industry. We believe our strategic focus on six key business priorities and our operational execution of those priorities during 2012 resulted in revenue growth during the year, positive comparable store restaurant and retail sales for the year with both comparable store traffic and sales outperforming the Knapp-Track™ Index for the year and higher profit as compared to the prior year.

Our six priorities for 2012 and how they impacted 2012 are as follows:

- **Introduce new marketing messaging to reinforce the authentic value provided by Cracker Barrel.**

We launched our "Handcrafted by Cracker Barrel" campaign with national cable TV and spot radio ads. We focused broadcast media support around our peak sales periods, the holiday season (our second fiscal quarter) and the summer travel season (our fourth fiscal quarter). We believe indicators of the new advertising strategy's success include (i) three successive quarters of increased year-over-year traffic growth starting in the second quarter and (ii) out-performance of the Knapp-Track Casual Dining Index during the second, third and fourth quarters of our fiscal year.

- **Refine our menu and pricing to increase variety and everyday affordability.**

In the first quarter of the fiscal year, we introduced weekday $5.99 Daily Lunch Specials which we believe drove an increase in weekday lunch sales and traffic over the course of the year. In the fourth quarter, we enhanced our salad offerings, reformulating all the salads on the menu and adding several new ones that will continue on the regular menu and provide guests with additional healthier options alongside our traditional home-style fare.

- **Enhance the restaurant operating platform to sustainably improve the guest experience.**

Throughout the year, we made improvements to our core operations to enable our employees to provide a great Cracker Barrel experience to our guests. These improvements included changes in processes and procedures and the installation of new equipment and technology. The success of our efforts to enhance the operating platform was validated by our higher year-over-year overall guest satisfaction scores during 2012. We also achieved organizational highs for the following categories: overall value, taste of the food, temperature of the food, attentiveness of server, speed of receiving order, friendliness of server, cleanliness of dining area, friendliness of host/hostess, retail service, and timeliness/efficiency in check out. In addition, we set a company sales record on Thanksgiving – which we then were able to improve upon with a record-breaking Mother's Day.

- **Drive retail sales using innovative tactics, with a focus on delivering value and creating a further connection to the brand for our guests.**

Further defining the distinctive Cracker Barrel experience, we focused on merchandising our stores with unique and nostalgic items. We saw growth throughout the year in one of our strongest categories, apparel and accessories. We also developed and grew proprietary product lines, including our branded Butterflies doll line, a unique and fun collection featuring $19.99 dolls with their own personalities, stories, and accessories. In May 2012, we hired a new Senior Vice President of Retail.

- **Employ focused cost reduction.**

We have eliminated many annual expenses, including a restructuring of home office employees in July 2011 to decrease general and administrative expenses and a restructuring of our field organization in April 2012 to better align our restaurant and retail operations under central leadership. We also completed the first phase of a labor management system which helps store managers better direct weekly training, productivity, and execution. Additionally, we completed the rollout of our transportation management system, which we believe will improve efficiency in the distribution of our retail merchandise. As a result of these initiatives and others, operating income increased as a percentage of revenues from 6.9% in 2011 to 7.4% in 2012.

- **Enhance shareholder value using a balanced approach to capital allocation.**

We repaid $25,100 in long term debt. Direct shareholder return was enhanced by the repurchase of 265,538 shares of our common stock and an 80% increase in our quarterly dividend to $0.40 per quarter. During 2012, we opened 13 new Cracker Barrel locations and reinvested approximately $80,200 in the Company through capital expenditures.

RESULTS OF OPERATIONS

The following table highlights operating results over the past three years:

	Relationship to Total Revenue			Period to Period Increase (Decrease)	
	2012*	2011	2010	2012 vs 2011	2011 vs 2010
Total revenue	100.0%	100.0%	100.0%	6%	1%
Cost of goods sold	32.1	31.7	31.0	7	4
Gross profit	67.9	68.3	69.0	5	—
Labor and other related expenses	36.8	37.1	37.8	5	—
Other store operating expenses	18.0	18.6	18.2	3	3
Store operating income	13.1	12.6	13.0	10	(2)
General and administrative	5.7	5.7	6.1	5	(5)
Impairment and store dispositions, net	—	—	0.1	(100)	(122)
Operating income	7.4	6.9	6.8	14	2
Interest expense	1.7	2.1	2.0	(13)	5
Income before income taxes	5.7	4.8	4.8	26	—
Provision for income taxes	1.7	1.3	1.3	42	—
Net income	4.0	3.5	3.5	21	—

* *2012 consists of 53 weeks while the other periods presented consist of 52 weeks.*

Total Revenue

The following table highlights the key components of revenue for the past three years:

	2012	2011	2010
Revenue in dollars: (1)			
Restaurant	$2,054,127	$1,934,049	$1,911,664
Retail	526,068	500,386	492,851
Total revenue	$2,580,195	$2,434,435	$2,404,515
Total revenue percentage increase (1)	6.0%	1.2%	1.6%
Total revenue by percentage relationships:			
Restaurant	79.6%	79.4%	79.5%
Retail	20.4%	20.6%	20.5%
Comparable number of stores	591	583	569
Comparable store averages per store: (2)			
Restaurant	$ 3,375	$ 3,238	$ 3,238
Retail	861	833	829
Total	$ 4,236	$ 4,071	$ 4,067
Restaurant average weekly sales (3)	$ 63.6	$ 62.2	$ 62.0
Retail average weekly sales (3)	16.3	16.1	16.0

(1) 2012 consists of 53 weeks while the other periods presented consist of 52 weeks.

(2) 2012 is calculated on a 53-week basis while the other periods are calculated on a 52-week basis.

(3) Average weekly sales are calculated by dividing net sales by operating weeks and include all stores.

Total revenue benefited from the opening of 13, 11 and 6 stores in 2012, 2011 and 2010, respectively, partially offset by the closing of one store in both 2011 and 2010. Total revenue in 2012 also benefited from the additional week in 2012, which resulted in an increase in revenues of $51,059.

The following table highlights comparable store sales* results over the past two years:

	Period to Period Increase	
	2012 vs 2011 (591 Stores)	2011 vs 2010 (583 Stores)
Restaurant	2.2%	0.2%
Retail	1.6	0.7
Restaurant & Retail	2.1	0.3

* *Comparable store sales consist of sales of stores open at least six full quarters at the beginning of the year and are measured on comparable calendar weeks.*

Our comparable store restaurant sales increased from 2011 to 2012 resulting from a higher average check of 2.4%, including a 2.2% average menu price increase, partially offset by a decrease in guest traffic of 0.2%. Our comparable store restaurant sales increased from 2010 to 2011 resulting from a higher average check of 2.2%, including a 2.0% average menu price increase, partially offset by a decrease in guest traffic of 2.0%. We believe that the decreases in restaurant guest traffic in the first quarter of 2012 and 2011 resulted from continued uncertain consumer sentiment, high unemployment and reduced discretionary spending. Starting in the second quarter of 2012, our guest traffic was positive in the three successive quarters.

We believe that the comparable store retail sales increase from 2011 to 2012 resulted from a more appealing retail merchandise selection than in the prior year and the growth of apparel, accessories and proprietary product lines. We believe that the comparable store retail sales increase from 2010 to 2011 resulted from a more appealing retail merchandise selection and a higher average retail selling price than in the prior year partially offset by a decrease in restaurant guest traffic.

Cost of Goods Sold

The following table highlights the components of cost of goods sold in dollar amounts for the past three years:

	2012*	2011	2010
Cost of Goods Sold:			
Restaurant	$553,478	$511,728	$489,781
Retail	274,006	260,743	256,037
Total Cost of Goods Sold	$827,484	$772,471	$745,818

* *2012 consists of 53 weeks while all other periods presented consist of 52 weeks.*

The following table highlights restaurant cost of goods sold as a percentage of restaurant revenue for the past three years:

	2012	2011	2010
Restaurant Cost of Goods Sold	26.9%	26.5%	25.6%

The increase from 2011 to 2012 is primarily the result of food commodity inflation of 4.5% partially offset by our menu price increase referenced above. The increase from 2010 to 2011 is primarily the result of food commodity inflation of 2.9% partially offset by our menu price increase referenced above. Changes in product mix and higher food waste also contributed to the year-over-year increase in restaurant cost of goods sold as a percentage of restaurant revenue from 2010 to 2011.

We presently expect the rate of commodity inflation to be approximately 5.0% to 6.0% in 2013 as compared to 2012. We expect to offset the effects of food commodity inflation through a combination of menu price increases, supply contracts and other cost reduction initiatives.

The following table highlights retail cost of goods sold as a percentage of retail revenue for the past three years:

	2012	2011	2010
Retail Cost of Goods Sold	52.1%	52.1%	52.0%

Retail cost of goods sold as a percentage of retail revenue remained flat in 2012 as compared to 2011 and was relatively constant in 2011 as compared to 2010.

Restructurings

In April 2012, we restructured and streamlined our field organization to better align our restaurant and retail operations under central leadership. The restructuring of the field organization and related changes in our headquarters in Lebanon, Tennessee, resulted in the elimination of approximately 20 positions. As a result, we incurred severance charges of $1,660. We estimate that this restructuring will generate annual pre-tax savings of approximately $5,000, of which approximately $3,500 will be realized as a reduction to general and administrative expenses and approximately $1,500 will be realized as a reduction to labor and related expenses.

In July 2011, we implemented a cost reduction and organization streamlining initiative, which resulted in the elimination of approximately 60 management and staff positions. Most of the employees affected worked in our headquarters and the restructuring did not affect any store positions. As a result, in the fourth quarter of 2011, we incurred severance charges of $1,768. Severance charges are recorded in general and administrative expenses (see sub-section below entitled "General and Administrative Expenses").

Labor and Related Expenses

Labor and other related expenses include all direct and indirect labor and related costs incurred in store operations. Labor and other related expenses as a percentage of total revenue were 36.8%, 37.1% and 37.8% in 2012, 2011 and 2010, respectively. The year-to-year percentage change from 2011 to 2012 resulted from the following:

	2011 to 2012 (Decrease) Increase as a Percentage of Total Revenue
Store hourly labor	(0.3%)
Health care costs	(0.2%)
Store bonus expense	0.2%

The decrease in store hourly labor costs as a percentage of total revenue resulted from improved productivity due to our enhanced labor management system and menu price increases being higher than wage inflation.

The decrease in our health care costs from 2011 to 2012 resulted from a change in our group policy. Employee health care expenses in the calendar 2011 plan year were lower due to improvements in claims experience. As a result of these improvements, we negotiated a retrospectively rated group policy during the first quarter of 2012. This policy is retroactive to January 1, 2011 and provides for a reimbursement of health insurance premiums based on actual claims experience through the end of calendar year. The terms of this policy resulted in us receiving approximately $5,200 in net reimbursement for these health insurance premiums during 2012, which reduced our health care costs. This reduction was partially offset by higher claims experience in 2012. Additionally, we do not expect to receive a reimbursement for health insurance premiums in 2013 and have included a provision for a retroactive increase during the second half of 2012.

Higher store bonus expense in 2012 as compared to 2011 reflected better performance against financial objectives in 2012 as compared to the prior year.

The year-to-year percentage change from 2010 to 2011 resulted from the following:

	2010 to 2011 Decrease as a Percentage of Total Revenue
Store management compensation	(0.3%)
Health care costs	(0.2%)
Store hourly labor	(0.2%)

The decrease in store management compensation resulted primarily from lower store bonus expense, which reflected lower performance against financial objectives as compared to the prior year. The decrease in health care costs resulted from lower medical claims. The decrease in store hourly labor costs as a percentage of total revenue resulted from menu price increases being higher than wage inflation.

Other Store Operating Expenses

Other store operating expenses include all store-level operating costs, the major components of which are utilities, operating supplies, repairs and maintenance, depreciation and amortization, advertising, rent, credit card fees, real and personal property taxes and general insurance. Other store operating expenses as a percentage of total revenue were 18.0%, 18.6% and 18.2% in 2012, 2011 and 2010, respectively.

The year-to-year percentage change from 2011 to 2012 resulted primarily from the following:

	2011 to 2012 (Decrease) Increase as a Percentage of Total Revenue
Utilities	(0.2%)
Litigation settlement	(0.1%)
Credit card fees	(0.1%)
Supplies	(0.1%)
Advertising	0.2%

The decrease in utilities expense from 2011 to 2012 resulted primarily from lower natural gas costs.

In the first quarter of 2012, we received proceeds from a litigation settlement and recorded the proceeds as a gain in other store operating expenses since the settlement related to a matter previously recorded in other store operating expenses. Because we believed this settlement represented a gain contingency, we did not record the gain until the settlement amount and timing were assured.

The decrease in credit card fees from 2011 to 2012 resulted from a reduction in debit card fee rates due to a change in Federal law governing such fees. We believe that the decrease in supplies expense as a percentage of total revenue from 2011 to 2012 resulted primarily from our efforts to control this expense.

The increase in advertising expense from 2011 to 2012 resulted from our change in advertising strategy during 2012 in which we spent more on television advertising than in the prior year as a result of our entry into the national cable market in 2012.

The year-to-year percentage change from 2010 to 2011 resulted primarily from the following:

	2010 to 2011 Increase as a Percentage of Total Revenue
Advertising	0.1%
Supplies	0.1%
General insurance expenses	0.1%

The increase in advertising expense resulted from increased spending related to billboards and consumer research as compared to the prior year. We purchased additional billboard coverage during the 2011 summer travel season to better capture available guest traffic. Additionally, the incremental consumer research was conducted to gain consumer insight into menu offerings and recent guest traffic trends. The increase in supplies expense resulted from increases in numerous supply categories including office supplies and shopping bags. Higher general insurance expense resulted from favorable actuarial reserve adjustments made in the prior year.

General and Administrative Expenses

General and administrative expenses as a percentage of total revenue were 5.7%, 5.7% and 6.1% in 2012, 2011 and 2010, respectively.

General and administrative expenses as a percentage of total revenue remained flat at 5.7% in 2012 as compared to 2011 as a result of the following offsetting variances:

	2011 to 2012 (Decrease) Increase as a Percentage of Total Revenue
Payroll and related expenses	(0.5%)
Incentive compensation	0.3%
Expenses related to December 2011 proxy contest	0.2%

Lower payroll and related expenses in 2012 as compared to 2011 resulted primarily from our organizational restructurings (see sub-section above entitled "Restructurings"). Higher incentive compensation in 2012 as compared to 2011 resulted primarily from better performance against financial objectives.

In August 2012, we were notified by a shareholder of its intent to nominate two candidates for election to our board of directors at the 2012 Annual Meeting of Shareholders in November 2012. Should this nomination result in a proxy contest at the upcoming Annual Meeting of Shareholders, we would likely incur proxy contest costs in 2013, but management currently expects these costs to be modestly lower than incurred in 2012.

The year-to-year percentage change from 2010 to 2011 resulted from the following:

	2010 to 2011 (Decrease) Increase as a Percentage of Total Revenue
Incentive compensation	(0.6%)
Payroll and related expenses	0.2%

The decrease in incentive compensation reflected lower performance against financial objectives in 2011 as compared to the prior year. The increase in payroll and related expenses resulted primarily from severance charges related to our restructuring in July 2011 (see sub-section above entitled "Restructurings") and an increase in the number of store managers in training.

Impairment and Store Dispositions, Net

Impairment and store dispositions, net consisted of the following at:

	2012	2011	2010
Impairment	$ —	$3,219	$2,672
Gains on disposition of stores	—	(4,109)	—
Store closing costs	—	265	128
Total	$ —	$ (625)	$2,800

In 2011, we recorded impairment charges of $1,044 and $2,175, respectively, for office space classified as property held for sale and a leased store. The leased store was impaired because of declining operating performance and resulting negative cash flow projections. During 2010, we also determined that one leased store was impaired and closed one owned store, resulting in total impairment charges of $2,672.

During 2011, we sold two closed stores. Additionally, one of our stores was acquired by the State of Florida for road expansion pursuant to eminent domain. These transactions resulted in a net gain of $4,109.

Interest Expense

The following table highlights interest expense for the past three years:

	2012	2011	2010
Interest expense	$44,687	$51,490	$48,959

The year-to-year decrease from 2011 to 2012 resulted primarily from the non-recurrence of costs related to our debt refinancing in July 2011 and lower average debt outstanding. The additional week in 2012 increased interest expense by $811. The year-to-year increase from 2010 to 2011 resulted primarily from costs related to our debt refinancing in July 2011 partially offset by lower average debt outstanding. As part of our debt refinancing, we incurred additional expenses of $5,136 in 2011 related to transaction fees and the write-off of deferred financing costs. We presently expect a reduction in interest expense of approximately $8,000 to $9,000 in 2013 primarily because of the expiration of a seven-year interest rate swap with a fixed interest rate of 5.57% plus our current credit spread.

Provision for Income Taxes

The following table highlights the provision for income taxes as a percentage of income before income taxes ("effective tax rate") for the past three years:

	2012	2011	2010
Effective tax rate	29.5%	26.3%	26.3%

The increase in our effective tax rate from 2011 to 2012 resulted primarily from a net increase in our liability for uncertain tax positions in 2012, a deferred tax benefit for a state rate change realized in 2011 but not in 2012 and the increase in pretax income. Our effective tax rate remained flat at 2011 compared to 2010. We presently expect our effective tax rate for 2013 to be approximately 32% to 33% because of the expiration of the Work Opportunity Tax Credit offset by lower state taxes.

LIQUIDITY AND CAPITAL RESOURCES

The following table presents a summary of our cash flows for the last three years:

	2012	2011	2010
Net cash provided by operating activities	$219,822	$138,212	$ 212,106
Net cash used in investing activities	(79,547)	(69,489)	(69,626)
Net cash used in financing activities	(40,587)	(64,149)	(106,389)
Net increase in cash and cash equivalents	$ 99,688	$ 4,574	$ 36,091

Our primary sources of liquidity are cash generated from our operations and our borrowing capacity under our revolving credit facility. Our internally generated cash, along with cash on hand at July 29, 2011, our borrowings under our revolving credit facility and proceeds from exercises of share-based compensation awards, were sufficient to finance all of our growth, share repurchases, dividend payments, working capital needs and other cash payment obligations in 2012.

We believe that cash at August 3, 2012, along with cash expected to be generated from our operating activities, the borrowing capacity under our revolving credit facility and expected proceeds from exercises of share-based compensation awards will be sufficient to finance our continuing operations, our continuing expansion plans, our share repurchase plans and our expected dividend payments for 2013.

Cash Generated from Operations

The increase in net cash flow provided by operating activities from 2011 to 2012 reflected lower annual bonus payments made in 2012 for the prior year's performance, higher net income and the timing of payments for accounts payable and income taxes.

The decrease in net cash flow provided by operating activities from 2010 to 2011 reflected a decrease in accounts payable, payments for estimated income taxes and higher annual bonus payments made in 2011 for the prior year's performance partially offset by the change in retail inventories. The decrease in accounts payable reflected the results of conversion to more electronic payment methods and lower accounts payable related to retail inventory. The change in retail inventories was primarily related to the timing of seasonal inventory purchases.

Capital Expenditures

The following table presents our capital expenditures (purchase of property and equipment), net of proceeds from insurance recoveries, for the last three years:

	2012	2011	2010
Capital expenditures, net of proceeds from insurance recoveries	$80,170	$77,686	$69,891

Our capital expenditures consisted primarily of costs of new store locations and capital expenditures for maintenance programs in 2012 and 2011 and capital expenditures for maintenance programs in 2010. The increases in capital expenditures from 2011 and 2012 and from 2010 to 2011 both resulted primarily from increases in the number of new store locations acquired and under construction as compared to the prior year partially offset by lower capital expenditures for maintenance programs.

We estimate that our capital expenditures during 2013 will be between $90,000 and $100,000. This estimate includes certain costs related to the acquisition of sites and construction of new stores that have opened or will open during 2013, as well as for acquisition and construction costs for store locations to be opened in future years and capital expenditures for maintenance programs. We intend to fund our capital expenditures with cash generated by operations and borrowings under our revolving credit facility, as necessary.

Proceeds from Sale of Property and Equipment

During 2011, we received net proceeds of $1,054 from the sale of two closed stores and $6,576 as a result of a condemnation award.

Borrowing Capacity and Debt Covenants

In order to provide us with increased flexibility in our capital structure, in July 2011, we entered into a five-year $750,000 credit facility (the "Credit Facility") consisting of a $250,000 term loan (aggregate outstanding at August 3, 2012 and July 29, 2011 was $212,500 and $231,250, respectively) and a $500,000 revolving credit facility ("the Revolving Credit Facility"). The Credit Facility replaced term loans totaling $575,000 and a $165,000 revolving credit facility.

The following table highlights our borrowing capacity and outstanding borrowings under the Revolving Credit Facility, our standby letters of credit and our borrowing availability under the Revolving Credit Facility as of August 3, 2012:

	August 3, 2012
Borrowing capacity under the Revolving Credit Facility	$500,000
Outstanding borrowings under the Revolving Credit Facility	312,500
Standby letters of credit*	31,506
Borrowing availability under the Revolving Credit Facility	$155,994

* *Our standby letters of credit relate to securing reserved claims under workers' compensation insurance and reduce our borrowing availability under the Revolving Credit Facility.*

We reduced our borrowings under our Credit Facility by $25,000 in both 2012 and 2011 and by $64,856 in 2010. We were able to reduce our debt primarily by making optional prepayments under our term loan facilities by using excess cash generated from operations. The following table highlights the optional prepayments made under our term loan facilities for the last three years:

	2012	2011	2010
Optional principal prepayments under our term loan facilities	$18,750	$18,750	$57,856

See "Material Commitments" below and Note 5 to our Consolidated Financial Statements for further information on our long-term debt.

The Credit Facility contains customary financial covenants, which include maintenance of a maximum consolidated total leverage ratio and a minimum consolidated interest coverage ratio. We presently are and expect to remain in compliance with the Credit Facility's financial covenants for the remaining term of the facility.

Dividends, Share Repurchases and Proceeds from the Exercise of Share-Based Compensation Awards

Our Credit Facility imposes restrictions on the amount of dividends we are permitted to pay and the amount of shares we are permitted to repurchase. In April 2012, we amended our Credit Facility to provide more flexibility with regard to the dividends we are permitted to pay as well as the amount of shares we are able to repurchase.

If there is no default then existing and the total of our availability under our Revolving Credit Facility plus our cash and cash equivalents on hand is at least $100,000 (the "liquidity requirements"), we may declare and pay cash dividends on shares of our common stock if the aggregate amount of dividends paid during any fiscal year is less than

20% of Consolidated EBITDA from continuing operations (as defined in the Credit Facility) (the "20% limitation") during the immediately preceding fiscal year. In any event, as long as the liquidity requirements are met, dividends may be declared and paid in any fiscal year up to the amount of dividends permitted and paid in the preceding fiscal year without regard to the 20% limitation.

In each of the first three quarters of 2012, we declared a quarterly dividend of $0.25 per share of our common stock, an increase from the quarterly dividend of $0.22 per share paid in the first quarter of 2012. Additionally, during the third quarter of 2012, we further increased our quarterly dividend by sixty percent by declaring an additional dividend of $0.40 per share payable on August 6, 2012 to shareholders of record on July 20, 2012. In the first quarter of 2013, we declared a dividend of $0.50 per share payable on November 5, 2012 to shareholders of record on October 19, 2012.

The following table highlights the dividends per share we paid for the last three years:

	2012	2011	2010
Dividends per share paid	$0.97	$0.86	$0.80

Under the amended Credit Facility, as long as the liquidity requirements are met, the maximum amount of shares we may repurchase is $100,000. During 2012, we were authorized by our Board of Directors to repurchase shares at the discretion of management up to $65,000. Additionally, we have been authorized by our Board of Directors to repurchase shares at the discretion of management up to $100,000 during 2013. Our current criteria for share repurchases are that they be accretive to expected net income per share and are within the limits imposed by our Credit Facility.

The following table highlights our share repurchases for the last three years:

	2012	2011	2010
Shares of common stock repurchased	265,538	676,600	1,352,000
Cost of shares repurchased	$ 14,923	$ 33,563	$ 62,487

The following table highlights the proceeds received from the exercise of share-based compensation awards for the last three years:

	2012	2011	2010
Proceeds from exercise of share-based compensation awards	$17,602	$20,540	$37,460

Working Capital

In the restaurant industry, substantially all sales are either for cash or third-party credit card. Like many other restaurant companies, we are able to, and often do, operate with negative working capital. Restaurant inventories purchased through our principal food distributor are on terms of net zero days, while restaurant inventories purchased locally generally are financed from normal trade credit. Because of our gift shop, which has a lower product turnover than the restaurant, we carry larger inventories than many other companies in the restaurant industry. Retail inventories purchased domestically generally are financed from normal trade credit, while imported retail inventories generally are purchased through wire transfers. These various trade terms are aided by rapid turnover of the restaurant inventory. Employees generally are paid on weekly or semi-monthly schedules in arrears for hours worked except for bonuses that are paid either quarterly or annually in arrears. Many other operating expenses have normal trade terms and certain expenses such as certain taxes and some benefits are deferred for longer periods of time.

The following table highlights our working capital:

	2012	2011	2010
Working capital (deficit)	$18,249	$(21,188)	$(73,289)

The change in working capital at August 3, 2012 compared to July 29, 2011 primarily reflected cash generated from operations and proceeds received from share-based compensation exercises partially offset by the current portion of our interest rate swap liability, higher incentive compensation accruals based on better performance against financial objectives in 2012 and the timing of payments for estimated income taxes.

The change in working capital at July 29, 2011 compared with July 30, 2010 primarily reflected the decrease in accounts payable, payments for estimated income taxes, lower incentive compensation accruals and an optional prepayment of our required principal payments due within the next twelve months on our outstanding term loan. The decrease in accounts payable reflected the results of conversion to more electronic payment methods and lower accounts payable related to retail inventory. Lower incentive compensation accruals resulted from the payment of annual bonuses in the first quarter of 2011 that were earned for 2010.

Off-Balance Sheet Arrangements

Other than various operating leases, which are disclosed more fully in "Material Commitments" below and Notes 2 and 10 to our Consolidated Financial Statements, we have no other material off-balance sheet arrangements.

Material Commitments

Our contractual cash obligations and commitments as of August 3, 2012, are summarized in the tables below:

		Payments due by Year			
Contractual Obligations (a)	Total	2013	2014-2015	2016-2017	After 2017
Term loan payable on or before July 8, 2016 (b)	$ 212,500	—	$ 50,000	$162,500	—
Revolving Credit Facility expiring on July 8, 2016 (b)	312,500	—	—	312,500	—
Note payable (c)	145	$ 109	36	—	—
Operating leases (d)	797,918	58,537	89,429	79,732	$570,220
Purchase obligations (e)	147,101	87,474	30,308	20,676	8,643
Other long-term obligations (f)	42,043	3,178	7,577	215	31,073
Total contractual cash obligations	$1,512,207	$149,298	$177,350	$575,623	$609,936

		Amount of Commitment Expirations by Year			
	Total	2013	2014-2015	2016-2017	After 2017
Revolving Credit Facility expiring on July 8, 2016 (b)	$500,000	—	—	$500,000	—
Standby letters of credit	31,506	$10,870	$20,636	—	—
Guarantees (g)	1,295	468	279	235	$313
Total commitments	$532,801	$11,338	$20,915	$500,235	$313

(a) *At August 3, 2012, the entire liability for uncertain tax positions (including penalties and interest) is classified as a long-term liability. At this time, we are unable to make a reasonably reliable estimate of the amounts and timing of payments in individual years because of uncertainties in the timing of the effective settlement of tax positions. As such, the liability for uncertain tax positions of $24,703 is not included in the contractual cash obligations and commitments table above.*

(b) *Using our expected principal payments and projected interest rates, we will have interest payments of $35,266, $41,535, and $22,880 in 2013, 2014-2015 and 2016, respectively. The projected interest rates for our swapped portion of our outstanding borrowings are our fixed rates under our interest rate swaps (see Note 6 to the Consolidated Financial Statements) plus our current credit spread of 2.00%. The projected interest rate for our unswapped portion of our outstanding borrowings is the average of the three-year and five-year swap rates at August 3, 2012 of 0.70% plus our current credit spread. Based on our outstanding borrowings under our Revolving Credit Facility at August 3, 2012 and our current unused commitment fee as defined in the Credit Facility, our unused commitment fees in 2012 would be $481; however, the actual amount will differ based on actual usage of the Revolving Credit Facility in 2013.*

(c) *The note payable consists of a five-year note with a vendor in the original principal amount of $507 and represents the financing of prepaid maintenance for telecommunications equipment. The note payable is payable in monthly installments of principal and interest of $9 through October 16, 2013 and bears interest at 2.88%. Principal and interest payments for the note payable are included in the contractual cash obligations and commitments table above.*

(d) *Includes base lease terms and certain optional renewal periods, for which at the inception of the lease, it is reasonably assured that we will exercise.*

(e) *Purchase obligations consist of purchase orders for food and retail merchandise; purchase orders for capital expenditures, supplies, other operating needs and other services; and commitments under contracts for maintenance needs and other services. We have excluded contracts that do not contain minimum purchase obligations. We excluded long-term agreements for services and operating needs that can be cancelled within 60 days without penalty. We included long-term agreements and certain retail purchase orders for services and operating needs that can be cancelled with more than 60 days notice without penalty only through the term of the notice. We included long-term agreements for services and operating needs that only can be cancelled in the event of an uncured material breach or with a penalty through the entire term of the contract. Because of the uncertainties of seasonal demands and promotional calendar changes, our best estimate of usage for food, supplies and other operating needs and services is ratably over either the notice period or the remaining life of the contract, as applicable, unless we had better information available at the time related to each contract.*

(f) *Other long-term obligations include our Non-Qualified Savings Plan ($29,443, with a corresponding long-term asset to fund the liability; see Note 13 to the Consolidated Financial Statements), Deferred Compensation Plan ($4,808) and our long-term incentive plans ($7,792).*

(g) *Consists solely of guarantees associated with lease payments for two properties. We are not aware of any non-performance under these arrangements that would result in us having to perform in accordance with the terms of those guarantees.*

RECENT ACCOUNTING PRONOUNCEMENTS ADOPTED AND NOT YET ADOPTED

See Note 2 to the accompanying Consolidated Financial Statements for a discussion of recent accounting guidance adopted and not yet adopted. None of the accounting guidance discussed in Note 2 either had or is expected to have a significant impact on our consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

We prepare our Consolidated Financial Statements in conformity with GAAP. The preparation of these financial statements requires us to make estimates and assumptions about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We base our estimates and judgments on historical experience, current trends, outside advice from parties believed to be experts in such matters and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. However, because future events and their effects cannot be determined with certainty, actual results could differ from those assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. Critical accounting estimates are those that:

- management believes are most important to the accurate portrayal of both our financial condition and operating results and
- require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

We consider the following accounting estimates to be most critical in understanding the judgments that are involved in preparing our Consolidated Financial Statements:

- Impairment of Long-Lived Assets and Provision for Asset Dispositions
- Insurance Reserves
- Retail Inventory Valuation
- Tax Provision
- Share-Based Compensation

Management has reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

Impairment of Long-Lived Assets and Provision for Asset Dispositions

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. If the total expected future cash flows are less than the carrying amount of the asset, the carrying value is written down, for an asset to be held and used, to the estimated fair value or, for an asset to be disposed of, to the fair value, net of estimated costs of disposal. Any loss resulting from impairment is recognized by a charge to income. Judgments and estimates that we make related to the expected useful lives of long-lived assets and future cash flows are affected by factors such as changes in economic conditions and changes in operating performance. The accuracy of such provisions can vary materially from original estimates and management regularly monitors the adequacy of the provisions until final disposition occurs.

We have not made any material changes in our methodology for assessing impairments during the past three years and we do not believe that there is a reasonable likelihood that there will be a material change in the estimates or assumptions used by us to assess impairment on long-lived assets. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and fair values of long-lived assets, we may be exposed to losses that could be material.

In 2011 and 2010, we incurred impairment charges related to our stores. In 2011, we also incurred impairment charges related to a corporate property held for sale. For a more detailed discussion of these costs see the sub-section entitled "Impairment and Store Dispositions, Net" under the section above entitled "Results of Operations" presented earlier in the MD&A.

Insurance Reserves

We self-insure a significant portion of our expected workers' compensation, general liability and health insurance programs.

We purchase insurance for individual workers' compensation claims that exceed $250, $500 or $1,000 depending on the state in which the claim originates. We purchase insurance for individual general liability claims that exceed $500. We record a reserve for workers' compensation and general liability for all unresolved claims and for an estimate of incurred but not reported claims ("IBNR"). These reserves and estimates of IBNR claims are based upon a full scope actuarial study which is performed annually at the end of our third quarter and is adjusted by the actuarially determined losses and actual claims payments for the fourth quarter. The reserves and losses in the actuarial study represent a range of possible outcomes within which no given estimate is more likely than any other estimate. As such, we record the losses at the lower end of that range and discount them to present value using a risk-free interest rate based on projected timing of payments. We also monitor actual claims development, including incurrence or settlement of individual large claims during the interim periods between actuarial studies as another means of estimating the adequacy of our reserves. Beginning in the second quarter of 2011, we began performing limited scope actuarial studies on a quarterly basis to verify and/or modify our reserves.

A significant portion of our health insurance program is self-insured. For our calendar 2009 plan, benefits for any individual (employee or dependents) in the self-insured program were limited to not more than $1,000 lifetime, $100 in any given plan year and, in certain cases, to not more than $15 in any given plan year. For our calendar 2012, 2011 and 2010 plans, benefits for any individual (employee or dependents) in the self-insured group health program are limited to not more than $20 in any given plan year, and, in certain cases, to not more than $8 in any given year. We record a liability for the self-insured portion of our group health program for all unpaid claims based upon a loss development analysis derived from actual group health claims payment experience. Beginning in the first quarter of 2012, the fully-insured portion of our health insurance program contains a retrospective feature which could increase or decrease premiums based on actual claims experience.

Our accounting policies regarding insurance reserves include certain actuarial assumptions and management judgments regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. We have not made any material changes in the accounting methodology used to establish our insurance reserves during the past three years and do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate the insurance reserves. However, changes in these actuarial assumptions or management judgments in the future may produce materially different amounts of expense that would be reported under these insurance programs.

Retail Inventory Valuation

Cost of goods sold includes the cost of retail merchandise sold at our stores utilizing the retail inventory method ("RIM"). Under RIM, the valuation of our retail inventories is at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of our inventories. Inherent in the RIM calculation are certain significant management judgments and estimates, including initial markons, markups, markdowns and shrinkage, which may significantly impact the gross margin calculation as well as the ending inventory valuation.

Inventory valuation provisions are included for retail inventory obsolescence and retail inventory shrinkage. Retail inventory is reviewed on a quarterly basis for obsolescence and adjusted as appropriate based on assumptions made by management and judgment regarding inventory aging and future promotional activities. Cost of goods sold includes an estimate of shrinkage that is adjusted upon physical inventory counts. Annual physical inventory counts are conducted throughout the third and fourth quarters based upon a cyclical inventory schedule. An estimate of shrinkage is recorded for the time period between physical inventory counts by using a three-year average of the physical inventories' results on a store-by-store basis.

We have not made any material changes in the methodologies, estimates or assumptions related to our merchandise inventories during the past three years and do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions in the future. However, actual obsolescence or shrinkage recorded may produce materially different amounts than we have estimated.

Tax Provision

We must make estimates of certain items that comprise our income tax provision. These estimates include effective state and local income tax rates, employer tax credits for items such as FICA taxes paid on employee tip income, Work Opportunity and Welfare to Work credits, as well as estimates related to certain depreciation and capitalization policies. Our estimates are made based on current tax laws, the best available information at the time of the provision and historical experience.

We recognize (or derecognize) a tax position taken or expected to be taken in a tax return in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained (or not sustained) upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

We file our income tax returns many months after our year end. These returns are subject to audit by various federal and state governments years after the returns are filed and could be subject to differing interpretations of the tax laws. We then must assess the likelihood of successful legal proceedings or reach a settlement with the relevant taxing authority. Although we believe that the judgments and estimates used in establishing our tax provision are reasonable, an unsuccessful legal proceeding or a settlement could result in material adjustments to our Consolidated Financial Statements and our consolidated financial position.

Share-Based Compensation

Our share-based compensation consists of nonvested stock awards, performance-based market stock units ("MSU Grants") and stock options.

Share-based compensation expense is measured at the grant date based on the fair value of the award. We recognize share-based compensation expense on a straight-line basis over the requisite service period, which is generally the award's vesting period, or the date on which retirement is achieved, if shorter. Share-based compensation expense for awards with performance conditions is recorded when it is probable that the performance criteria will be met.

Compensation expense is recognized for only the portion of our share-based compensation awards that are expected to vest. Therefore, an estimated forfeiture rate is derived from historical employee termination behavior and is updated annually. The forfeiture rate is applied on a straight-line basis over the service (vesting) period for each separately vesting portion of the award as if the award were, in-substance, multiple awards. We update the estimated forfeiture rate to actual at each reporting period and adjust compensation expense accordingly so that the amount of compensation expense recognized at any date is at least equal to the portion of the grant-date value of the award that is vested at that date.

Nonvested Stock. Our nonvested stock awards are time vested except for awards under our long-term incentive plans which also contain performance conditions. At each reporting period, we reassess the probability of achieving the performance targets under our long-term incentive plans. Determining whether the performance targets will be achieved involves judgment and the estimate of expense for nonvested stock awards may be revised periodically based on the probability of achieving the performance targets. Revisions are reflected in the period in which the estimate is changed. If any performance goals are not met, no shares will be granted, no compensation will ultimately be recognized and, to the extent previously recognized, compensation expense will be reversed.

Generally, the fair value of each nonvested stock award which does not accrue dividends is equal to the market price of our stock at the date of grant reduced by the present value of expected dividends to be paid prior to the vesting period, discounted using an appropriate risk-free interest rate. Other nonvested stock awards accrue dividends and their fair value is equal to the market price of our stock at the date of grant.

MSU Grants. In 2011, we adopted annual long-term incentive plans that award MSU Grants to our executives instead of stock options. In addition to providing the requisite service, MSU Grants contain both a market condition, total shareholder return, and a performance condition. Total shareholder return is defined as increases in our stock price plus dividends paid during the performance period. The number of shares awarded may increase up to 150% of target in direct proportion to any percentage increase in shareholder value during the performance period. The probability of the actual shares expected to be awarded is considered in the grant date valuation; therefore, the expense will not be adjusted to reflect the actual units awarded. However, if the performance condition is not met, no shares will be granted, no compensation will ultimately be recognized and, to the extent previously recognized, compensation expense will be reversed.

The fair value of our MSU Grants was determined using the Monte-Carlo simulation model, which simulates a range of possible future stock prices and estimates the probabilities of the potential payouts. The Monte-Carlo simulation model uses the average prices for the 60-consecutive calendar days beginning 30 days prior to and ending 30 days after the first business day of the performance period. This model also incorporates the following ranges of assumptions:

- The expected volatility is a blend of implied volatility based on market-traded options on our stock and historical volatility of our stock over the period commensurate with the three-year performance period.
- The risk-free interest rate is based on the U.S. Treasury rate assumption commensurate with the three-year performance period.
- The expected dividend yield is based on our current dividend yield as the best estimate of projected dividend yield for periods within the three-year performance period.

We update the historical and implied components of the expected volatility assumption when new grants are made.

Stock Options. The fair value of our stock options was estimated on the date of grant using a binomial lattice-based option valuation model. This model incorporates several key assumptions including expected volatility, risk-free rate of return, expected dividend yield and the option's expected life. Additionally, we use historical data to estimate option exercise and employee termination and these assumptions are updated annually. The expected volatility, option exercise and termination assumptions involve management's best estimates at that time, all of which affect the fair value of the option calculated by the binomial lattice-based option valuation model and, ultimately, the expense that will be recognized over the life of the option. The expected life is a by-product of the lattice model and was updated when new grants were made. No stock options were granted in 2012.

We have not made any material changes in our estimates or assumptions used to determine share-based compensation during the past three years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to determine share-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in share-based compensation expense that could be material.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to market risk, such as changes in interest rates and commodity prices. We do not hold or use derivative financial instruments for trading purposes.

Interest Rate Risk. We have interest rate risk relative to our outstanding borrowings under our Credit Facility. At August 3, 2012, our outstanding borrowings under our Credit Facility totaled $525,000 (see Note 5 to our Consolidated Financial Statements). Loans under the Credit Facility bear interest, at our election, either at the prime rate or LIBOR plus a percentage point spread based on certain specified financial ratios. Our policy has been to manage interest cost using a mix of fixed and variable rate debt (see Notes 5, 6 and 10 to our Consolidated Financial Statements). To manage this risk in a cost efficient manner, we have entered into interest rate swaps. A summary of our interest rate swaps at August 3, 2012 is as follows:

Trade Date	Effective Date	Term (in Years)	Notional Amount	Fixed Rate
May 4, 2006	August 3, 2006	7	$525,000	5.57%
August 10, 2010	May 3, 2013	2	200,000	2.73%
July 25, 2011	May 3, 2013	2	50,000	2.00%
July 25, 2011	May 3, 2013	3	50,000	2.45%
September 19, 2011	May 3, 2013	2	25,000	1.05%
September 19, 2011	May 3, 2013	2	25,000	1.05%
December 7, 2011	May 3, 2013	3	50,000	1.40%

At August 3, 2012, our outstanding borrowings were swapped at a rate of 7.57%, which is the fixed rate of our interest rate swap plus our current credit spread. See Note 6 to our Consolidated Financial Statements for further discussion of our interest rate swaps.

Commodity Price Risk. Many of the food products that we purchase are affected by commodity pricing and are, therefore, subject to price volatility caused by market conditions, weather, production problems, delivery difficulties and other factors which are outside our control and which are generally unpredictable.

The following table highlights the five food categories which accounted for the largest shares of our food purchases in 2012:

	Percentage of Food Purchases in 2012
Fruits and vegetables	14%
Dairy (including eggs)	13%
Beef	12%
Poultry	10%
Pork	10%

Other categories affected by the commodities markets, such as grains and seafood, may each account for as much as 7% of our food purchases. While we have some of our food items prepared to our specifications, our food items are based on generally available products, and if any existing suppliers fail, or are unable to deliver in quantities required by us, we believe that there are sufficient other quality suppliers in the marketplace that our sources of supply can be replaced as necessary to allow us to avoid any material adverse effects that could be caused by such unavailability. We also recognize, however, that commodity pricing is extremely volatile and can change unpredictably even over short periods of time. Changes in commodity prices would affect us and our competitors generally, and depending on the terms and duration of supply contracts, sometimes simultaneously. We enter into contracts for certain of our products in an effort to minimize volatility of supply and pricing. In many cases, or over the longer term, we believe we will be able to pass through some or much of the increased commodity costs by adjusting our menu pricing. From time to time, competitive circumstances, or judgments about consumer acceptance of price increases, may limit menu price flexibility, and in those circumstances, increases in commodity prices can result in lower margins.

Management's Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act). We maintain a system of internal controls that is designed to provide reasonable assurance in a cost-effective manner as to the fair and reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is embodied in our Corporate Governance Guidelines, our Financial Code of Ethics, and our Code of Business Conduct and Ethics, all of which may be viewed on our website. They set the tone for our organization and include factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures, which are reviewed, modified and improved as changes occur in business condition and operations. Neither our disclosure controls and procedures nor our internal controls, however, can or will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the benefits of controls relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. We have concluded that our internal control over financial reporting was effective as of August 3, 2012, based on these criteria.

In addition, Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, which is included herein.

Sandra B. Cochran
President and Chief Executive Officer

Lawrence E. Hyatt
Senior Vice President and Chief Financial Officer

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cracker Barrel Old Country Store, Inc.

Lebanon, Tennessee

We have audited the accompanying consolidated balance sheets of Cracker Barrel Old Country Store, Inc. and subsidiaries (the "Company") as of August 3, 2012 and July 29, 2011, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended August 3, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cracker Barrel Old Country Store, Inc. and subsidiaries as of August 3, 2012 and July 29, 2011, and the results of their operations and their cash flows for each of the three fiscal years in the period ended August 3, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of August 3, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 25, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Nashville, Tennessee
September 25, 2012

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cracker Barrel Old Country Store, Inc.

Lebanon, Tennessee

We have audited the internal control over financial reporting of Cracker Barrel Old Country Store, Inc. and subsidiaries (the "Company") as of August 3, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 3, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended August 3, 2012, and our report dated September 25, 2012, expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Nashville, Tennessee
September 25, 2012

Consolidated Balance Sheets

(In thousands except share data)

	August 3, 2012	July 29, 2011
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 151,962	$ 52,274
Property held for sale	884	950
Accounts receivable	14,609	12,279
Income taxes receivable	—	7,898
Inventories	143,267	141,547
Prepaid expenses and other current assets	11,405	9,000
Deferred income taxes	15,181	21,967
Total current assets	337,308	245,915
Property and Equipment:		
Land	296,500	288,779
Buildings and improvements	726,814	712,451
Buildings under capital leases	3,289	3,289
Restaurant and other equipment	458,370	435,960
Leasehold improvements	242,305	222,496
Construction in progress	14,293	10,898
Total	1,741,571	1,673,873
Less: Accumulated depreciation and amortization of capital leases	719,201	664,709
Property and equipment – net	1,022,370	1,009,164
Other assets	59,314	55,805
Total	$1,418,992	$1,310,884
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 101,271	$ 99,679
Taxes withheld and accrued	39,704	32,335
Income taxes payable	5,825	—
Accrued employee compensation	66,923	49,194
Accrued employee benefits	26,546	29,247
Deferred revenues	37,696	32,630
Current interest rate swap liability	20,215	—
Other current liabilities	20,879	24,018
Total current liabilities	319,059	267,103
Long-term debt	525,036	550,143
Long-term interest rate swap liability	14,166	51,604
Other long-term obligations	114,897	105,661
Deferred income taxes	63,159	68,339
Commitments and Contingencies (Notes 10 and 17)		
Shareholders' Equity:		
Preferred stock – 100,000,000 shares of $.01 par value authorized; no shares issued	—	—
Common stock – 400,000,000 shares of $.01 par value authorized; 2012 – 23,473,024 shares issued and outstanding; 2011 – 22,840,974 shares issued and outstanding	234	228
Additional paid-in capital	28,676	7,081
Accumulated other comprehensive loss	(21,158)	(38,032)
Retained earnings	374,923	298,757
Total shareholders' equity	382,675	268,034
Total	$1,418,992	$1,310,884

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

(In thousands except share data)

	Fiscal years ended		
	August 3, 2012	July 29, 2011	July 30, 2010
Total revenue	$ 2,580,195	$ 2,434,435	$ 2,404,515
Cost of goods sold	827,484	772,471	745,818
Gross profit	1,752,711	1,661,964	1,658,697
Labor and other related expenses	951,435	904,229	908,211
Other store operating expenses	464,130	451,957	437,136
Store operating income	337,146	305,778	313,350
General and administrative expenses	146,171	139,222	145,882
Impairment and store dispositions, net	—	(625)	2,800
Operating income	190,975	167,181	164,668
Interest expense	44,687	51,490	48,959
Income before income taxes	146,288	115,691	115,709
Provision for income taxes	43,207	30,483	30,451
Net income	$ 103,081	$ 85,208	$ 85,258
Net income per share – basic	$ 4.47	$ 3.70	$ 3.71
Net income per share – diluted	$ 4.40	$ 3.61	$ 3.62
Basic weighted average shares outstanding	23,067,566	22,998,200	23,007,856
Diluted weighted average shares outstanding	23,408,126	23,634,675	23,579,752

See Notes to Consolidated Financial Statements.

Consolidated Statements Of Changes in Shareholders' Equity

(In thousands except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
	Shares	Amount				
Balances at July 31, 2009	22,722,685	$227	$ 12,972	$(44,822)	$167,245	$135,622
Comprehensive Income:						
Net income	—	—	—	—	85,258	85,258
Change in fair value of interest rate swap, net of tax benefit of $1,022 (See Note 6)	—	—	—	(4,027)	—	(4,027)
Total comprehensive income	—	—	—	(4,027)	85,258	81,231
Cash dividends declared – $.80 per share	—	—	—	—	(18,465)	(18,465)
Share-based compensation	—	—	13,193	—	—	13,193
Exercise of share-based compensation awards	1,362,096	14	37,446	—	—	37,460
Tax benefit realized upon exercise of share-based compensation awards	—	—	5,063	—	—	5,063
Purchases and retirement of common stock	(1,352,000)	(13)	(62,474)	—	—	(62,487)
Balances at July 30, 2010	22,732,781	228	6,200	(48,849)	234,038	191,617
Comprehensive Income:						
Net income	—	—	—	—	85,208	85,208
Change in fair value of interest rate swaps, net of tax expense of $3,860 (See Note 6)	—	—	—	10,817	—	10,817
Total comprehensive income	—	—	—	10,817	85,208	96,025
Cash dividends declared – $.88 per share	—	—	—	—	(20,489)	(20,489)
Share-based compensation	—	—	9,796	—	—	9,796
Exercise of share-based compensation awards	784,793	7	20,533	—	—	20,540
Tax benefit realized upon exercise of share-based compensation awards	—	—	4,108	—	—	4,108
Purchases and retirement of common stock	(676,600)	(7)	(33,556)	—	—	(33,563)
Balances at July 29, 2011	22,840,974	228	7,081	(38,032)	298,757	268,034
Comprehensive Income:						
Net income	—	—	—	—	103,081	103,081
Change in fair value of interest rate swaps, net of tax expense of $349 (See Note 6)	—	—	—	16,874	—	16,874
Total comprehensive income	—	—	—	16,874	103,081	119,955
Cash dividends declared - $.1.15 per share	—	—	—	—	(26,915)	(26,915)
Share-based compensation	—	—	14,420	—	—	14,420
Exercise of share-based compensation awards	897,588	9	17,593	—	—	17,602
Tax benefit realized upon exercise of share-based compensation awards	—	—	4,502	—	—	4,502
Purchases and retirement of common stock	(265,538)	(3)	(14,920)	—	—	(14,923)
Balances at August 3, 2012	23,473,024	$234	$ 28,676	$(21,158)	$374,923	$382,675

See Notes to Consolidated Financial Statements.

Consolidated Statements Of Cash Flows

(In thousands)

	Fiscal years ended		
	August 3, 2012	July 29, 2011	July 30, 2010
Cash flows from operating activities:			
Net income	$ 103,081	$ 85,208	$ 85,258
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	64,467	62,788	61,024
Loss (gain) on disposition of property and equipment	2,702	(1,418)	4,697
Impairment	—	3,219	2,672
Share-based compensation	14,420	9,796	13,193
Excess tax benefit from share-based compensation	(4,502)	(4,108)	(5,063)
Changes in assets and liabilities:			
Accounts receivable	(2,330)	1,251	(800)
Income taxes receivable	7,898	(7,898)	4,078
Inventories	(1,720)	2,532	(6,655)
Prepaid expenses and other current assets	(2,405)	(391)	584
Other assets	(4,725)	(803)	(5,642)
Accounts payable	1,592	(16,539)	24,050
Taxes withheld and accrued	7,369	(652)	906
Income taxes payable	10,327	(3,516)	12,687
Accrued employee compensation	17,729	(10,680)	9,880
Accrued employee benefits	(2,701)	(1,690)	(1,696)
Deferred revenues	5,066	5,086	5,016
Other current liabilities	(7,676)	(4,347)	(457)
Other long-term obligations	9,973	12,576	5,002
Deferred income taxes	1,257	7,798	3,372
Net cash provided by operating activities	219,822	138,212	212,106
Cash flows from investing activities:			
Purchase of property and equipment	(80,922)	(77,962)	(70,132)
Proceeds from insurance recoveries of property and equipment	752	276	241
Proceeds from sale of property and equipment	623	8,197	265
Net cash used in investing activities	(79,547)	(69,489)	(69,626)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	92,600	687,000	349,600
Proceeds from exercise of share-based compensation awards	17,602	20,540	37,460
Principal payments under long-term debt and other long-term obligations	(117,733)	(717,263)	(414,572)
Purchases and retirement of common stock	(14,923)	(33,563)	(62,487)
Deferred financing costs	(263)	(5,125)	(2,908)
Dividends on common stock	(22,372)	(19,846)	(18,545)
Excess tax benefit from share-based compensation	4,502	4,108	5,063
Net cash used in financing activities	(40,587)	(64,149)	(106,389)
Net increase in cash and cash equivalents	99,688	4,574	36,091
Cash and cash equivalents, beginning of year	52,274	47,700	11,609
Cash and cash equivalents, end of year	$ 151,962	$ 52,274	$ 47,700
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest, net of amounts capitalized	$ 50,357	$ 46,301	$ 45,320
Income taxes	18,768	32,248	20,673
Supplemental schedule of non-cash financing activity:			
Change in fair value of interest rate swaps	$ 17,223	$ 14,677	$ (5,049)
Change in deferred tax asset for interest rate swaps	(349)	(3,860)	1,022

See Notes to Consolidated Financial Statements.

(In thousands except share data)

1 DESCRIPTION OF THE BUSINESS

Cracker Barrel Old Country Store, Inc. and its affiliates (collectively, in the Notes, the "Company") are principally engaged in the operation and development in the United States of the Cracker Barrel Old Country Store® ("Cracker Barrel") concept.

On December 20, 2011, the Company's shareholders approved an agreement and plan of merger (the "merger agreement") effecting an internal restructuring of the Company through the merger of Cracker Barrel Old Country Store, Inc. ("Holdco") with and into CBOCS, Inc., a wholly-owned subsidiary of Holdco, effective as of December 23, 2011. At the effective time of the merger, the name of CBOCS, Inc., the surviving corporation in the merger, was changed to Cracker Barrel Old Country Store, Inc. Pursuant to the merger agreement, the outstanding shares of Holdco's common stock, par value $0.01 per share, were converted into an equivalent number of shares of the surviving corporation's common stock and were owned directly by the Company's shareholders in the same proportion as their ownership of Holdco immediately prior to the merger. The Company's common stock continues to be listed on The NASDAQ Global Select Market under the same ticker symbol, "CBRL." The merger did not result in any material changes in the business, offices, assets, liabilities, obligations, net worth, directors, officers or employees of Holdco.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GAAP – The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

Fiscal year – The Company's fiscal year ends on the Friday nearest July 31st and each quarter consists of thirteen weeks unless noted otherwise. The Company's fiscal year ended August 3, 2012 consisted of 53 weeks and the fourth quarter of 2012 consisted of fourteen weeks. References in these Notes to a year or quarter are to the Company's fiscal year or quarter unless noted otherwise.

Principles of consolidation – The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated.

Cash and cash equivalents – The Company's policy is to consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property held for sale – Property held for sale consists of real estate properties that the Company expects to sell within one year and is reported at the lower of carrying amount or fair value less costs to sell. At August 3, 2012 and July 29, 2011, property held for sale consisted of office space.

Accounts receivable – Accounts receivable, net of the allowance for doubtful accounts, represents their estimated net realizable value. Provisions for doubtful accounts are recorded based on historical collection experience and the age of the receivables. Accounts receivable are written off when they are deemed uncollectible.

Inventories – Inventories are stated at the lower of cost or market. Cost of restaurant inventory is determined by the first-in, first-out ("FIFO") method. Retail inventories are valued using the retail inventory method ("RIM") except at the retail distribution center which uses average cost. In 2012, approximately 75% of retail inventories are valued using RIM and the remaining 25% are valued using an average cost method. In 2011, due to lower inventory levels at the Company's retail distribution center as compared to prior years, approximately 80% of retail inventories are valued using RIM and the remaining 20% are valued using an average cost method. See Note 4 for additional information regarding the components of inventory.

Valuation provisions are included for retail inventory obsolescence, retail inventory shrinkage, returns and amortization of certain items. Cost of goods sold includes an estimate of retail inventory shrinkage that is adjusted upon physical inventory counts. Annual physical inventory counts are conducted throughout the third and fourth quarters based upon a cyclical inventory schedule. An estimate of shrinkage is recorded for the time period between physical inventory counts by using a three-year average of the physical inventories' results on a store-by-store basis.

Property and equipment – Property and equipment are stated at cost. For financial reporting purposes, depreciation and amortization on these assets are computed by use of the straight-line and double-declining balance methods over the estimated useful lives of the respective assets, as follows:

	Years
Buildings and improvements	30-45
Buildings under capital leases	15-25
Restaurant and other equipment	2-10
Leasehold improvements	1-35

Accelerated depreciation methods are generally used for income tax purposes.

Total depreciation expense and depreciation expense related to store operations for each of the three years are as follows:

	2012	2011	2010
Total depreciation expense	$63,705	$61,677	$59,930
Depreciation expense related to store operations*	58,423	56,985	56,402

**Depreciation expense related to store operations is included in other store operating expenses in the Consolidated Statements of Income.*

Gain or loss is recognized upon disposal of property and equipment. The asset and related accumulated depreciation and amortization amounts are removed from the accounts.

Maintenance and repairs, including the replacement of minor items, are charged to expense and major additions to property and equipment are capitalized.

Impairment of long-lived assets – The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. If the total expected future cash flows are less than the carrying value of the asset, the carrying value is written down, for an asset to be held and used, to the estimated fair value or, for an asset to be disposed of, to the fair value, net of estimated costs of disposal. Any loss resulting from impairment is recognized by a charge to income. See Notes 3 and 9 for additional information on the Company's impairment of long-lived assets.

Derivative instruments and hedging activities – The Company is exposed to market risk, such as changes in interest rates and commodity prices. The Company has interest rate risk relative to its outstanding borrowings, which bear interest at the Company's election either at the prime rate or LIBOR plus a percentage point spread based on certain specified financial ratios under its credit facility (see Note 5). The Company's policy has been to manage interest cost using a mix of fixed and variable rate debt. To manage this risk in a cost efficient manner, the Company uses derivative instruments, specifically interest rate swaps.

Companies may elect whether or not to offset related assets and liabilities and report the net amount on their financial statements if the right of setoff exists. Under a master netting agreement, the Company has the legal right to offset the amounts owed to the Company against amounts owed by the Company under a derivative instrument that exists between the Company and a counterparty. When the Company is engaged in more than one outstanding derivative transaction with the same counterparty and also has a legally enforceable master netting agreement with that counterparty, its credit risk exposure is based on the net exposure under the master netting agreement. If, on a net basis, the Company owes the counterparty, the Company regards its credit exposure to the counterparty as being zero.

The Company does not hold or use derivative instruments for trading purposes. The Company also does not have any derivatives not designated as hedging instruments and has not designated any non-derivatives as hedging instruments. See Note 6 for additional information on the Company's derivative and hedging activities.

Segment reporting – Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Utilizing these criteria, the Company manages its business on the basis of one reportable operating segment (see Note 8 for additional information regarding segment reporting).

Revenue recognition – The Company records revenue from the sale of products as they are sold. The Company provides for estimated returns based on return history and sales levels. The Company's policy is to present sales in the Consolidated Statements of Income on a net presentation basis after deducting sales tax.

Unredeemed gift cards and certificates – Unredeemed gift cards and certificates represent a liability of the Company related to unearned income and are recorded at their expected redemption value. No revenue is recognized in connection with the point-of-sale transaction when gift cards or gift certificates are sold. For those states that exempt gift cards and certificates from their escheat laws, the Company makes estimates of the ultimate unredeemed ("breakage") gift cards and certificates in the period of the original sale and amortizes this breakage over the redemption period that other gift cards and certificates historically have been redeemed by reducing its liability and recording revenue accordingly. For those states that do not exempt gift cards and certificates from their escheat laws, the Company records breakage in the period that gift cards and certificates are remitted to the state and reduces its liability accordingly. Any amounts remitted to states under escheat or similar laws reduce the Company's deferred revenue liability and have no effect on revenue or expense while any amounts that the Company is permitted to retain are recorded as revenue.

Insurance – The Company self-insures a significant portion of its workers' compensation, general liability and health insurance programs. The Company purchases insurance for individual workers' compensation claims that exceed $250, $500 or $1,000 depending on the state in which the claim originates. The Company purchases insurance for individual general liability claims that exceed $500.

The Company records a reserve for workers' compensation and general liability for all unresolved claims and for an estimate of incurred but not reported claims ("IBNR"). These reserves and estimates of IBNR claims are based upon a full scope actuarial study which is performed annually at the end of the Company's third quarter and is adjusted by the actuarially determined losses and actual claims payments for the fourth quarter. The reserves and losses in the actuarial study represent a range of possible outcomes within which no given estimate is more likely than any other estimate. As such, the Company records the losses at the lower end of that range and discounts them to present value using a risk-free interest rate based on projected timing of payments. The Company also monitors actual claims development, including incurrence or settlement of individual large claims during the interim periods between actuarial studies as another means of estimating the adequacy of its reserves. Beginning in the second quarter of 2011, the Company began performing limited scope actuarial studies on a quarterly basis to verify and/or modify the Company's reserves.

For the Company's calendar 2009 health insurance plan, benefits for any individual (employee or dependents) in the self-insured program were limited to not more than $1,000 lifetime, $100 in any given plan year and, in certain cases, to not more than $15 in any given plan year. For the Company's calendar 2010, 2011 and 2012 health insurance plans, benefits for any individual (employee or dependents) in the self-insured program are limited to not more than $20 in any given year, and, in certain cases, to not more than $8 in any given year. The Company records a liability for the self-insured portion of its group health program for all unpaid claims based upon a loss development analysis derived from actual group health claims payment experience. Beginning in the first quarter of 2012, the fully-insured portion of the Company's health insurance program contains a retrospective feature which could increase or decrease premiums based on actual claims experience.

Store pre-opening costs – Start-up costs of a new store are expensed when incurred, with the exception of rent expense under operating leases, in which the straight-line rent includes the pre-opening period during construction, as explained further under the "Leases" section in this Note.

Leases – The Company's leases are classified as either capital or operating leases. The Company has ground leases and office space leases that are recorded as operating leases. The Company also leases its advertising billboards which are recorded as operating leases. A majority of the Company's lease agreements provide renewal options and some of these options contain rent escalation clauses. Additionally, some of the leases have rent holiday and contingent rent provisions. During rent holiday periods, which include the pre-opening period during construction, the Company has possession of and access to the property, but is not obligated to, and normally does not, make rent payments. Contingent rent is determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability and corresponding rent expense when it is probable sales have been achieved in amounts in excess of the specified levels.

The liabilities under these leases are recognized on the straight-line basis over the shorter of the useful life, with a maximum of 35 years, or the related lease life. The Company uses a lease life that generally begins on the date that the Company becomes legally obligated under the lease, including the rent holiday periods, and generally extends through certain renewal periods that can be exercised at the Company's option, for which at the inception of the lease, it is reasonably assured that the Company will exercise those renewal options. This lease period is consistent with the period over which leasehold improvements are amortized.

Advertising – The Company expenses the costs of producing advertising the first time the advertising takes place. Other advertising costs are expensed as incurred.

Advertising expense for each of the three years was as follows:

	2012	2011	2010
Advertising expense	$56,198	$ 48,889	$45,239

Share-based compensation – The Company's share-based compensation consists of nonvested stock, stock options and performance-based market stock units ("MSU Grants"). Share-based compensation is recorded in general and administrative expenses in the Consolidated Statements of Income. Share-based compensation expense is measured at the grant date based on the fair value of the award. The Company recognizes share-based compensation expense on a straight-line basis over the requisite service period, which is generally the award's vesting period, or to the date on which retirement eligibility is achieved, if shorter.

Certain nonvested stock awards and the Company's MSU Grants contain performance conditions. Compensation expense for performance-based awards is recognized when it is probable that the performance criteria will be met. If any performance goals are not met, no compensation expense is ultimately recognized and, to the extent previously recognized, compensation expense is reversed.

If a share-based compensation award is modified after the grant date, incremental compensation expense is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. Incremental compensation expense for vested awards is recognized immediately. For unvested awards, the sum of the incremental compensation expense and the remaining unrecognized compensation expense for the original award on the modification date is recognized over the modified service period.

Additionally, the Company's policy is to issue new shares of common stock to satisfy exercises of share-based compensation awards.

Income taxes – The Company's provision for income taxes includes employer tax credits for FICA taxes paid on employee tip income and other employer tax credits are accounted for by the flow-through method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recognizes (or derecognizes) a tax position taken or expected to be taken in a tax return in the financial statements when it is more likely than not (i.e., a likelihood of more than fifty percent) that the position would be sustained (or not sustained) upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company recognizes, net of tax, interest and estimated penalties related to uncertain tax positions in its provision for income taxes. See Note 15 for additional information regarding income taxes.

Comprehensive income – Comprehensive income includes net income and the effective unrealized portion of the changes in the fair value of the Company's interest rate swaps.

Discontinued operations – The Company classifies the results of operations of a closed store as a discontinued operation when the operations and cash flows of the store have been or will be eliminated from ongoing operations, the Company no longer has any significant continuing involvement in the operations associated with the store after closure and the results are material to the Company's consolidated financial position, results of operations or cash flows. In determining whether the cash flows have been or will be eliminated from operations, the Company considers the proximity of the closed store to any remaining open stores in the geographic area to evaluate whether the Company will retain the closed store's customers at another store in the same market. Unless considered immaterial, if the Company determines that it has exited the market, then the closed store will be classified as a discontinued operation. No closed stores were classified as discontinued operations in 2011 and 2010. The Company did not close any stores in 2012.

Net income per share – Basic consolidated net income per share is computed by dividing consolidated net income to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted consolidated net income per share reflects the potential dilution that could occur if securities, options or other contracts to issue common stock were exercised or converted into common stock and is based upon the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares related to stock options and nonvested stock and stock awards issued by the Company are calculated using the treasury stock method. Outstanding employee and director stock options and nonvested stock and stock awards issued by the Company represent the only dilutive effects on diluted consolidated net income per share. See Note 16 for additional information regarding net income per share.

Use of estimates – Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods to prepare these Consolidated Financial Statements in conformity with GAAP. Management believes that such estimates have been based on reasonable and supportable assumptions and that the resulting estimates are reasonable for use in the preparation of the Consolidated Financial Statements. Actual results, however, could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS ADOPTED

Fair Value Measurement and Disclosure Requirements

In May 2011, the Financial Accounting Standards Board ("FASB") issued amended accounting guidance which provides additional guidance on how to determine fair value under existing standards and expands existing disclosure requirements on a prospective basis. The guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The adoption of this accounting guidance in the third quarter of 2012 did not have a significant impact on the Company's Consolidated Financial Statements.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Presentation of Comprehensive Income

In June 2011, the FASB issued amended accounting guidance which requires companies to present total comprehensive income and its components and the components of net income in either a single continuous statement of comprehensive income or in two consecutive statements reporting net income and comprehensive income. This requirement eliminates the option to present components of comprehensive income as part of the statement of changes in shareholders' equity. This guidance affects only the presentation of comprehensive income and does not change the components of comprehensive income. In December 2011, the FASB further amended this guidance to indefinitely defer the effective date of the requirement to present reclassification adjustments for each component of accumulated other comprehensive income in both net income and in other comprehensive income on the face of the financial statements. All other provisions of this guidance are effective for fiscal years beginning after December 15, 2011 on a retrospective basis. The Company does not expect that the adoption of this accounting guidance in the first quarter of 2013 will have a significant impact on its Consolidated Financial Statements.

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued accounting guidance which requires companies to disclose information about the nature of their rights of setoff and related arrangements associated with their financial instruments and derivative instruments to enable users of financial statements to understand the effect of those arrangements on their financial position. Each company will be required to provide both net and gross information in the notes to its financial statements for relevant assets and liabilities that are eligible for offset. This guidance is effective for fiscal years beginning on or after January 1, 2013 on a retrospective basis. The Company does not expect that the adoption of this accounting guidance in the first quarter of 2014 will have a significant impact on its Consolidated Financial Statements.

3 FAIR VALUE MEASUREMENTS

Fair value for certain of the Company's assets and liabilities is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, a three level hierarchy for inputs is used. These levels are:

- Quoted Prices in Active Markets for Identical Assets ("Level 1") – quoted prices (unadjusted) for an identical asset or liability in an active market.
- Significant Other Observable Inputs ("Level 2") – quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.
- Significant Unobservable Inputs ("Level 3") – unobservable and significant to the fair value measurement of the asset or liability.

The Company's assets and liabilities measured at fair value on a recurring basis at August 3, 2012 were as follows:

	Level 1	Level 2	Level 3	Fair Value as of August 3, 2012
Cash equivalents*	$104,531	$ —	$ —	$104,531
Deferred compensation plan assets**	29,443	—	—	29,443
Total assets at fair value	$133,974	$ —	$ —	$133,974
Interest rate swap liability (see Note 6)	$ —	$34,381	$ —	$ 34,381
Total liabilities at fair value	$ —	$34,381	$ —	$ 34,381

The Company's assets and liabilities measured at fair value on a recurring basis at July 29, 2011 were as follows:

	Level 1	Level 2	Level 3	Fair Value as of July 29, 2011
Cash equivalents*	$29,548	$ —	$ —	$29,548
Deferred compensation plan assets**	29,665	—	—	29,665
Total assets at fair value	$59,213	$ —	$ —	$59,213
Interest rate swap liability (see Note 6)	$ —	$51,604	$ —	$51,604
Total liabilities at fair value	$ —	$51,604	$ —	$51,604

**Consists of money market fund investments.*

***Represents plan assets invested in mutual funds established under a Rabbi Trust for the Company's non-qualified savings plan and is included in the Consolidated Balance Sheets as other assets (see Note 13).*

The Company's money market fund investments and deferred compensation plan assets are measured at fair value using quoted market prices. The fair value of the Company's interest rate swap liability is determined based on the present value of expected future cash flows. Since the Company's interest rate swap values are based on the LIBOR forward curve, which is observable at commonly quoted intervals for the full terms of the swaps, it is considered a Level 2 input. Nonperformance risk is reflected in determining the fair value of the interest rate swaps by using the Company's credit spread less the risk-free interest rate, both of which are observable at commonly quoted intervals for the terms of the swaps. Thus, the adjustment for nonperformance risk is also considered a Level 2 input.

The fair values of accounts receivable and accounts payable at August 3, 2012 and July 29, 2011, approximate their carrying amounts because of their short duration. The fair value of the Company's variable rate debt, based on quoted market prices, which are considered Level 1 inputs, approximates its carrying amounts at August 3, 2012 and July 29, 2011, respectively.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

During 2011, the Company recorded an impairment charge on office space classified as property held for sale. The fair value of the office space was determined to be $1,000 based upon market comparables, which are considered Level 2 inputs. Additionally, during 2011, one leased store was determined to be impaired. Fair value of the leased store was determined by using a cash flow model. Assumptions used in the cash flow model included projected annual revenue growth rates and projected cash flows, which can be affected by economic conditions and management's expectations. The Company has determined that the majority of the inputs used to value its long-lived assets held and used are unobservable inputs, and thus, are considered Level 3 inputs. Based on its analysis, the Company reduced the leased store's carrying value to zero. See Note 9 for further information on the impairment of these long-lived assets.

4 INVENTORIES

Inventories were comprised of the following at:

	August 3, 2012	July 29, 2011
Retail	$108,846	$108,829
Restaurant	19,728	19,200
Supplies	14,693	13,518
Total	$143,267	$141,547

5 DEBT

On July 9, 2011, the Company entered into a five-year $750,000 credit facility (the "Credit Facility") consisting of a $250,000 term loan and a $500,000 revolving credit facility ("the Revolving Credit Facility"). Additionally, the Company has a five-year note with a vendor with an original principal amount of $507 and represents the financing of prepaid maintenance for telecommunications equipment. The note payable is payable in monthly installments of principal and interest of $9 through October 16, 2013 and bears interest at 2.88%.

Long-term debt consisted of the following at:

	August 3, 2012	July 29, 2011
Revolving Credit Facility expiring on July 8, 2016	$312,500	$318,750
Term loan payable on or before July 8, 2016	212,500	231,250
Note payable	142	246
	525,142	550,246
Current maturities	(106)	(103)
Long-term debt	$525,036	$550,143

The aggregate maturities of long-term debt subsequent to August 3, 2012 are as follows:

Year	
2013	$ 106
2014	25,036
2015	25,000
2016	475,000
Total	$525,142

At August 3, 2012, the Company had $31,506 of standby letters of credit, which reduce the Company's availability under the Revolving Credit Facility (see Note 17). At August 3, 2012, the Company had $155,994 in borrowing availability under the Revolving Credit Facility.

In accordance with the Credit Facility, outstanding borrowings bear interest, at the Company's election, either at LIBOR or prime plus a percentage point spread based on certain specified financial ratios. At August 3, 2012 and July 29, 2011, the Company's outstanding borrowings were swapped at a weighted average interest rate of 7.57% (see Note 6 for information on the Company's interest rate swaps).

The Credit Facility contains customary financial covenants, which include maintenance of a maximum consolidated total leverage ratio and a minimum consolidated interest coverage ratio. At August 3, 2012 and July 29, 2011, the Company was in compliance with all debt covenants.

The Credit Facility also imposes restrictions on the amount of dividends the Company is permitted to pay and the amount of shares the Company is permitted to repurchase. In April 2012, the Company amended the Credit Facility to provide more flexibility with regard to the dividends the Company is permitted to pay as well as the amount of shares the Company is able to repurchase. If there is no default then existing and the total of the Company's availability under the Revolving Credit Facility plus the Company's cash and cash equivalents on hand is at least $100,000 (the "liquidity requirements"), the Company may declare and pay cash dividends on its common stock if the aggregate amount of dividends paid in any fiscal year is less than 20% of Consolidated EBITDA from continuing operations (as defined in the Credit Facility) (the "20% limitation") during the immediately preceding fiscal year. In any event, as long as the liquidity requirements are met, dividends may be declared and paid in any fiscal year up to the amount of dividends permitted and paid in the preceding fiscal year without regard to the 20% limitation.

6 DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

For each of the Company's interest rate swaps, the Company has agreed to exchange with a counterparty the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. The interest rates on the portion of the Company's outstanding debt covered by its interest rate swaps is fixed at the rates in the table below plus the Company's credit spread. The Company's weighted average credit spread at August 3, 2012 and July 29, 2011 was 2.00%. All of the Company's interest rate swaps are accounted for as cash flow hedges.

A summary of the Company's interest rate swaps is as follows:

Trade Date	Effective Date	Term (in Years)	Notional Amount	Fixed Rate
May 4, 2006	August 3, 2006	7	$525,000	5.57%
August 10, 2010	May 3, 2013	2	200,000	2.73%
July 25, 2011	May 3, 2013	2	50,000	2.00%
July 25, 2011	May 3, 2013	3	50,000	2.45%
September 19, 2011	May 3, 2013	2	25,000	1.05%
September 19, 2011	May 3, 2013	2	25,000	1.05%
December 7, 2011	May 3, 2013	3	50,000	1.40%

The notional amount of the Company's interest rate swap entered into on May 4, 2006 was $575,000 and $550,000 at July 30, 2010 and July 29, 2011, respectively. At August 3, 2012, the notional amount was $525,000 and will remain at this amount throughout the remainder of its term.

The estimated fair values of the Company's derivative instruments were as follows:

	Balance Sheet Location	August 3, 2012	July 29, 2011
Interest rate swap	Current interest rate swap liability	$20,215	$ —
Interest rate swaps	Long-term interest rate swap liability	14,166	51,604
Total (See Note 3)		$34,381	$51,604

The estimated fair value of the Company's interest rate swap liabilities incorporates the Company's non-performance risk. The adjustment related to the Company's non-performance risk at August 3, 2012 and July 29, 2011 resulted in reductions of $851 and $1,546, respectively, in the total fair value of the interest rate swap liabilities. The offset to the interest rate swap liabilities is recorded in accumulated other comprehensive loss ("AOCL"), net of the deferred tax assets, and will be reclassified into earnings over the term of the underlying debt. As of August 3, 2012, the estimated pre-tax portion of AOCL that is expected to be reclassified into earnings over the next twelve months is $20,539. Cash flows related to the interest rate swaps are included in interest expense and in operating activities.

The following table summarizes the pre-tax effects of the Company's derivative instruments on AOCL at:

	Amount of Income (Loss) Recognized in AOCL on Derivative (Effective Portion)		
	2012	2011	2010
Cash flow hedges:			
Interest rate swaps	$17,223	$14,677	$ (5,049)

The following table summarizes the pre-tax effects of the Company's derivative instruments on income at:

	Location of Loss Reclassified from AOCL into Income (Effective Portion)	Amount of Loss Reclassified from AOCL into Income (Effective Portion)		
		2012	2011	2010
Cash flow hedges:				
Interest rate swaps	Interest expense	$35,903	$30,355	$30,722

Any portion of the fair value of the interest rate swaps determined to be ineffective will be recognized currently in earnings. No ineffectiveness has been recorded in 2012, 2011 and 2010.

7 SHARE REPURCHASES

In 2012, the Company was authorized to repurchase shares at management's discretion up to a maximum aggregate purchase price of $65,000. In 2011 and 2010, the Company was authorized to repurchase shares to offset share dilution that resulted from the issuance of shares under its equity compensation plans up to the same maximum aggregate purchase price amount. In 2013, the Company has been authorized to repurchase shares at management's discretion up to a maximum aggregate purchase price of $100,000.

The following table summarizes our share repurchases for the last three years:

	2012	2011	2010
Shares of common stock repurchased	265,538	676,600	1,352,000
Cost of shares repurchased	$ 14,923	$ 33,563	$ 62,487

8 SEGMENT INFORMATION

Cracker Barrel stores represent a single, integrated operation with two related and substantially integrated product lines. The operating expenses of the restaurant and retail product lines of a Cracker Barrel store are shared and are indistinguishable in many respects. Accordingly, the Company manages its business on the basis of one reportable operating segment. All of the Company's operations are located within the United States.

Total revenue was comprised of the following at:

	2012	2011	2010
Restaurant	$2,054,127	$1,934,049	$1,911,664
Retail	526,068	500,386	492,851
Total revenue	$2,580,195	$2,434,435	$2,404,515

9 IMPAIRMENT AND STORE DISPOSITIONS, NET

Impairment and store dispositions, net consisted of the following at:

	2012	2011	2010
Impairment	$ —	$ 3,219	$2,672
Gains on disposition of stores	—	(4,109)	—
Store closing costs	—	265	128
Total	$ —	$ (625)	$2,800

The Company did not incur any impairment charges in 2012. During 2011, the Company recorded impairment charges of $1,044 and $2,175, respectively, for office space which is classified as property held for sale and for a leased store. See Note 3 for information related to the determination of the fair value for this store and office space. During 2010, the Company also determined that one leased store was impaired, resulting in an impairment charge of $2,263. Both leased stores were impaired because of declining operating performance and resulting negative cash flow projections. Additionally, during 2010, the Company closed one store, which resulted in an impairment charge of $409. The decision to close this store was because of its age, expected future capital expenditure requirements and declining operating performance.

During 2011, the Company's gain on disposition of stores included gains resulting from the sale of two closed stores and a condemnation award resulting from an eminent domain proceeding. The Company received net proceeds of $1,054 from the sale of the two closed stores, which resulted in a gain of $485. The condemnation award consisted of net proceeds of $6,576, which resulted in a gain of $3,624. In 2011, the Company closed the store on which the condemnation award was received.

10 LEASES

As of August 3, 2012, the Company operated 208 stores in leased facilities and also leased certain land, a retail distribution center and advertising billboards.

Rent expense under operating leases, including the sale-leaseback transactions discussed below, for each of the three years was:

Year	Minimum	Contingent	Total
2012	$67,651	$276	$67,927
2011	65,878	179	66,057
2010	65,351	519	65,870

The following is a schedule by year of the future minimum rental payments required under the Company's operating leases as of August 3, 2012:

Year	
2013	$ 58,537
2014	47,501
2015	41,928
2016	39,655
2017	40,077
Later years	570,220
Total	$797,918

Sale-Leaseback Transactions

In 2009, the Company completed sale-leaseback transactions involving 15 of its owned stores and its retail distribution center. Under the transactions, the land, buildings and improvements at the locations were sold and leased back for terms of 20 and 15 years, respectively. Equipment was not included. The leases include specified renewal options for up to 20 additional years.

The Company leases 65 of its stores pursuant to a sale-leaseback transaction which closed in 2000. Under the transaction, the land, buildings and building improvements at the locations were sold and leased back for a term of 21 years. The leases for these stores include specified renewal options for up to 20 additional years and have certain financial covenants related to fixed charge coverage for the leased stores. At August 3, 2012 and July 29, 2011, the Company was in compliance with all those covenants.

11 SHARE-BASED COMPENSATION

Stock Compensation Plans

The Company's employee compensation plans are administered by the Compensation Committee of the Company's Board of Directors (the "Committee"). The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board of Directors, which employees will be granted awards, the number of shares covered by any awards granted, and within applicable limits, the terms and provisions relating to the exercise and vesting of any awards.

The Company has one active compensation plan, the 2010 Omnibus Incentive Compensation Plan (the "2010 Omnibus Plan"), for employees and non-employee directors which authorizes the granting of nonvested stock awards, MSU Grants, stock options and other types of share-based awards consistent with the purpose of the plan. The Company also has stock options and nonvested stock outstanding under four other compensation plans ("Prior Plans") in which no future grants may be made.

2010 Omnibus Plan. The 2010 Omnibus Plan, which was approved by shareholders on December 1, 2010, authorizes the following types of awards to all eligible participants: nonvested stock awards, MSU Grants, stock options, stock appreciation rights and other share-based awards and performance awards. The 2010 Omnibus Plan allows the Committee to grant awards for an aggregate of 1,500,000 shares of the Company's common stock. However, this share reserve is increased by shares awarded under this and Prior Plans which are forfeited, expired, settled for cash and shares withheld by the Company in payment of a tax withholding obligation. Additionally, this share reserve was decreased by shares granted from Prior Plans after July 30, 2010 until December 1, 2010. At August 3, 2012, the number of shares authorized for future issuance under the Company's active plan is 1,256,509.

Prior Plans. Stock options granted under the Cracker Barrel Old Country Store, Inc. 1989 Stock Option Plan for Non-employee Directors ("Directors Plan") expire one year from the retirement of the director from the Board of Directors. Stock options granted under the 2000 Non-Executive Stock Option Plan ("Employee Plan"), the Amended and Restated Stock Option Plan (the "A&R Plan") and the 2002 Omnibus Incentive Compensation Plan ("2002 Omnibus Plan") expire ten years from the date of grant.

The following table summaries the number of outstanding awards under each plan at August 3, 2012:

2010 Omnibus Plan	374,934
Directors Plan	16,110
Employee Plan	42,546
A&R Plan	205,055
2002 Omnibus Plan	137,384

Other Share-Based Awards. In 2009, the Company awarded options for the purchase of 25,000 shares of the Company's common stock and a nonvested grant of 25,000 shares of the Company's common stock to an executive. The stock options and nonvested stock grants were made as "inducement grants" outside of the Company's plans under NASDAQ rules that allow such awards without shareholder approval. The stock options and 16,666 of the shares subject to the nonvested stock grant vested over three years and 8,334 of the shares subject to the nonvested stock grant vested over a two-year period. At August 3, 2012, the nonvested grant had fully vested and was no longer subject to restriction, and the stock options had vested and become exercisable; however, none of the stock options had yet been exercised.

Types of Share-Based Awards

Nonvested Stock. The Company's nonvested stock awards include its long-term performance plans which were established by the Committee for the purpose of rewarding certain officers with shares of the Company's common stock if the Company achieved certain performance targets. The stock awards under the long-term performance plans are calculated or estimated based on achievement of financial performance measures.

Nonvested stock awards consist of the Company's common stock and generally vest over 2–5 years. Generally, the fair value of each nonvested stock award which does not accrue dividends is equal to the market price of the Company's stock at the date of grant reduced by the present value of expected dividends to be paid prior to the vesting period, discounted using an appropriate risk-free interest rate. Other nonvested stock awards accrue dividends and their fair value is equal to the market price of the Company's stock at the date of the grant. Dividends are forfeited for any nonvested stock awards that do not vest.

The following table summarizes the performance periods and vesting periods for the Company's long-term performance plans:

Long-Term Performance Plan ("LTPP")	Performance Period	Vesting Period (in Years)
2010 LTPP	2010	3
2011 LTPP	2011 - 2012	2
2012 LTPP	2012 - 2013	2

The following table summarizes the shares that have been accrued under the 2011 LTPP and the 2012 LTPP at August 3, 2012:

(Shares in thousands)	
2012 LTPP	140
2011 LTPP	97

A summary of the Company's nonvested stock activity as of August 3, 2012, and changes during 2012 is presented in the following table:

(Shares in thousands)

Nonvested Stock	Shares	Weighted-Average Grant Date Fair Value
Unvested at July 29, 2011	339	$42.31
Granted	43	46.22
Vested	(302)	42.96
Forfeited	—	—
Unvested at August 3, 2012	80	$41.97

The following table summarizes the total fair value of nonvested stock that vested for each of the three years:

	2012	2011	2010
Total fair value of nonvested stock	$12,981	$4,393	$2,667

Performance-Based Market Stock Units. In 2011, the Company began awarding MSU Grants instead of stock options. Pursuant to the approval of the 2010 Omnibus Plan on December 1, 2010, the stock options granted on September 22, 2011 were defeased and replaced with MSU Grants to seven executives. The stock option awards would have vested at a cumulative rate of 33% per year beginning on the first anniversary of the grant date. The MSU Grants will vest at the end of the three-year performance period. The defeasance of the stock options and the replacement award of the MSU Grants were accounted for as a modification and resulted in incremental compensation expense of $1,221.

The number of MSU Grants that will ultimately be awarded and will vest at the end of the applicable three-year performance period for each annual plan is based on total shareholder return, which is defined as increases in the Company's stock price plus dividends paid during the performance period. The number of shares awarded may increase up to 150% of target in direct proportion to any percentage increase in total shareholder return during the performance period. The probability of the actual shares expected to be earned is considered in the grant date valuation; therefore, the expense will not be adjusted to reflect the actual units earned. In addition to a service requirement, the vesting of the MSU Grants is also subject to the achievement of a specified level of operating income during the performance period. If this performance goal is not met, no MSU Grants will be awarded and no compensation expense will be recorded.

The fair value of the MSU Grants is determined using the Monte-Carlo simulation model, which simulates a range of possible future stock prices and estimates the probabilities of the potential payouts. This model uses the average prices for the 60-consecutive calendar days beginning 30 days prior to and ending 30 days after the first business day of the performance period. This model also incorporates the following ranges of assumptions:

- The expected volatility is a blend of implied volatility based on market-traded options on our stock and historical volatility of our stock over the period commensurate with the three-year performance period.
- The risk-free interest rate is based on the U.S. Treasury rate assumption commensurate with the three-year performance period.
- The expected dividend yield is based on our current dividend yield as the best estimate of projected dividend yield for periods within the three-year performance period.

The following assumptions were used for the Company's MSU Grants:

	Year Ended	
	August 3, 2012	July 29, 2011
Dividend yield range	2.2%	1.6%
Expected volatility	45%	43%
Risk-free interest rate	0.3%	0.8%

The following table summarizes the shares that have been accrued under each annual plan based upon the change in total shareholder return at August 3, 2012:

(Shares in thousands)	Total Shareholder Return	Shares
2012 MSU Grants	141.0%	29
2011 MSU Grants	134.1%	51

Stock Options. Prior to 2012, stock options were granted with an exercise price equal to the market price of the Company's stock on the grant date; those option awards generally vest at a cumulative rate of 33% per year beginning on the first anniversary of the grant date and expire ten years from the date of grant. No stock options were granted in 2012.

The fair value of each option award was estimated on the date of grant using a binomial lattice-based option valuation model, which incorporates ranges of assumptions for inputs as shown in the following table.

	Year Ended	
	July 29, 2011*	July 30, 2010
Dividend yield range	1.7%	2.5%
Expected volatility	40%	47%
Risk-free interest rate range	0.3%- 4.6%	0.4%- 5.1%
Expected term (in years)	6.6*	6.8

* *Stock options granted in 2011 were defeased and replaced with MSU Grants (see sub-section above entitled "Performance-Based Market Stock Units").*

A summary of the Company's stock option activity as of August 3, 2012, and changes during 2012 are presented in the following table:

(Shares in thousands)

Fixed Options	Shares	Weighted-Average Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at July 29, 2011	1,124	$ 33.01		
Granted	—	—		
Exercised	(683)	33.45		
Forfeited	(3)	31.58		
Canceled	(34)	21.88		
Outstanding at August 3, 2012	404	$33.22	4.36	$12,014
Exercisable	324	$33.62	3.69	$ 9,512

The following table summarizes the weighted-average grant-date fair values of options granted and the total intrinsic values of options exercised during each of the three years:

	2012	2011	2010
Weighted-average grant-date fair values of options granted	$ —	$ 16.81	$ 12.03
Total intrinsic values of options exercised*	14,859	11,713	21,602

* *The intrinsic value for stock options is defined as the difference between the current market value and the grant price.*

Compensation Expense

The following table highlights the components of share-based compensation expense for each of the three years:

	2012	2011	2010
Nonvested stock awards	$11,440	$ 6,652	$ 9,999
Stock options	1,290	2,155	3,194
MSU Grants	1,690	989	—
Total compensation expense	$14,420	$ 9,796	$ 13,193

The following table highlights the total unrecognized compensation expense related to nonvested stock, stock options and MSU Grants and the weighted-average periods over which the expense is expected to be recognized as of August 3, 2012:

	Nonvested Stock	Stock Options	MSU Grants
Total unrecognized compensation	$1,911	$ 85	$1,761
Weighted-average period in years	2.04	0.10	1.64

The following table highlights the total income tax benefit recognized in the Consolidated Statements of Income for each of the three years:

	2012	2011	2010
Total income tax benefit	$4,254	$ 2,576	$ 3,470

During 2012, cash received from the exercise of share-based compensation awards and the corresponding issuance of 897,588 shares was $17,602. The excess tax benefit realized upon exercise of share-based compensation awards was $4,502.

On August 6, 2012, the Company announced Michael A. Woodhouse's intention to retire as Executive Chairman of the Company's Board of Directors effective November 7, 2012. Additionally, Mr. Woodhouse will not stand for election at the Company's 2012 annual meeting of shareholders, currently scheduled for November 15, 2012. Under the terms of Mr. Woodhouse's amended employment agreement, based on service provided through November 7, 2012 (the "Term"), he will receive a pro rata award of his 2012 MSU Grants and 2012 LTPP award pursuant to the retirement provisions of these stock awards. He will also receive a pro rata award of any additional long term incentive plan established by the Company prior to the Term. He will forfeit his 2011 MSU Grants. Subject to completion of service through the Term, Mr. Woodhouse will also receive a cash payment of $900,000. Additionally, the Company will provide COBRA premium payments for up to 18 months following the Term.

12 SHAREHOLDER RIGHTS PLANS

September 22, 2011 Shareholder Rights Plan

On September 22, 2011, the Company's Board of Directors adopted a shareholder rights plan (the "September 22, 2011 Rights Agreement") and the Company declared a dividend of one preferred share purchase right (a "Right") to shareholders of record on October 3, 2011. The September 22, 2011 Rights Agreement was not approved by the Company's shareholders at its annual shareholders' meeting on December 20, 2011. As a result, the September 22, 2011 Rights Agreement was terminated and the Rights expired on December 28, 2011, following certification of voting results at the annual shareholders' meeting.

April 9, 2012 Shareholder Rights Plan

On April 9, 2012, the Company's Board of Directors adopted a shareholder rights plan, as set forth in the Rights Agreement dated as of April 9, 2012 (the "April 9, 2012 Rights Agreement"), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. Pursuant to the terms of the April 9, 2012 Rights Agreement, the Board of Directors declared a dividend of one Right for each outstanding share of common stock, par value $0.01 per share. The dividend was payable on April 20, 2012 to the shareholders of record as of the close of business on April 20, 2012.

The Rights

The Rights initially trade with, and are inseparable from, the Company's common stock. The Rights are evidenced only by the balances indicated in the book-entry account system of the transfer agent for the Company's common stock or, in the case of certificated shares, the certificates that represent such shares of common stock. New Rights will accompany any new shares of common stock the Company issues after

April 20, 2012 until the earlier of the Distribution Date, redemption of the Rights by the Board of Directors or the final expiration date of the April 9, 2012 Rights Agreement, each as described below.

Exercise Price

Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock ("Preferred Share") for $200.00, once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Based on the terms of the Rights Agreement, the Rights will not be exercisable until 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 20% or more of the Company's outstanding common stock (the "Distribution Date"). Until the Distribution Date, the balances in the book-entry accounting system of the transfer agent for the Company's common stock or, in the case of certificated shares, common stock certificates, will evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After the Distribution Date, the Rights will separate from the common stock and will be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person or any associate or affiliate thereof will be void and may not be exercised.

After the Distribution Date, each Right will generally entitle the holder, except the Acquiring Person or any associate or affiliate thereof, to acquire, for the exercise price of $200.00 per Right (subject to adjustment as provided in the April 9, 2012 Rights Agreement), shares of the Company's common stock (or, in certain circumstances, Preferred Shares) having a market value equal to twice the Right's then-current exercise price. In addition, if the Company is later acquired in a merger or similar transaction after the Distribution Date, each Right will generally entitle the holder, except the Acquiring Person or any associate or affiliate thereof, to acquire, for the exercise price of $200.00 per Right (subject to adjustment as provided in the Rights Agreement), shares of the acquiring corporation having a market value equal to twice the Right's then-current exercise price.

At August 3, 2012, none of the Rights are exercisable.

Preferred Share Provisions

Each one one-hundredth of a Preferred Share, if issued:

- will not be redeemable.
- will entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.
- will entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of common stock, whichever is greater.
- will have the same voting power as one share of common stock.
- if shares of the Company's common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth of a Preferred Share will generally approximate the value of one share of common stock.

Redemption

The Board of Directors may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of its common stock.

Qualifying Offer Provision

The Rights would also not interfere with all-cash, fully financed tender offers for all shares of common stock that remain open for a minimum of 60 business days, are subject to a minimum condition of a majority of the outstanding shares and provide for a 20 business day "subsequent offering period" after consummation (such offers are referred to as "qualifying offers"). In the event the Company receives a qualifying offer and the Board of Directors has not redeemed the Rights prior to the consummation of such offer, the consummation of the qualifying offer shall not cause the offeror or its affiliates or associates to become an Acquiring Person, and the Rights will immediately expire upon consummation of the qualifying offer.

Exchange

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company's outstanding common stock, the Board of Directors may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions

The Board of Directors may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock.

Amendments

The terms of the April 9, 2012 Rights Agreement may be amended by the Board of Directors without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board of Directors may not amend the agreement in a way that adversely affects holders of the Rights.

Expiration

If the April 9, 2012 Rights Agreement is approved by the shareholders at the 2012 annual shareholders' meeting, the Rights will expire on April 9, 2015. If the shareholders do not approve the April 9, 2012 Rights Agreement, it will expire on the close of business on the day following certification of the vote at the 2012 annual meeting.

13 EMPLOYEE SAVINGS PLANS

The Company sponsors a qualified defined contribution retirement plan ("401(k) Savings Plan") covering salaried and hourly employees who have completed ninety days of service and have attained the age of twenty-one. This plan allows eligible employees to defer receipt of up to 50% of their compensation, as defined in the plan. The Company also sponsors a non-qualified defined contribution retirement plan ("Non-Qualified Savings Plan") covering highly compensated employees, as defined in the plan. This plan allows eligible employees to defer receipt of up to 50% of their base compensation and 100% of their eligible bonuses, as defined in the plan.

Contributions under both plans may be invested in various investment funds at the employee's discretion. Such contributions, including the Company matching contribution described below, may not be invested in the Company's common stock. In 2012, 2011 and 2010, the Company matched 25% of employee contributions for each participant in either plan up to a total of 6% of the employee's compensation. Employee contributions vest immediately while Company contributions vest 20% annually beginning on the participant's first anniversary of employment and are vested 100% on the participant's fifth anniversary of employment.

At the inception of the Non-Qualified Savings Plan, the Company established a Rabbi Trust to fund the plan's obligations. The market value of the trust assets for the Non-Qualified Savings Plan of $29,443 is included in other assets and the related liability to the participants of $29,443 is included in other long-term obligations in the Consolidated Balance Sheets. Company contributions under both plans are recorded as either labor and other related expenses or general and administrative expenses in the Consolidated Statements of Income.

The following table summarizes the Company's contributions for each plan for each of the three years:

	2012	2011	2010
401(k) Savings Plan	$2,026	$1,986	$2,023
Non-Qualified Savings Plan	283	388	316

14 RESTRUCTURINGS

In April 2012, the Company restructured and streamlined its field organization to better align its restaurant and retail operations under central leadership. The restructuring of the field organization and related changes in the Company's headquarters in Lebanon, Tennessee, resulted in the elimination of approximately 20 positions. As a result, the Company incurred severance charges of $1,660. In July 2011, as part of its cost reduction and organization streamlining initiative, the Company eliminated approximately 60 management and staff positions. Most of the employees affected worked in the Company's headquarters, and the restructuring did not affect any store positions. As a result, the Company incurred severance charges of $1,768.

Severance charges are recorded in general and administrative expenses in the Consolidated Statements of Income and the related liability is recorded in accrued employee compensation in the Consolidated Balance Sheets. The following table highlights the components of the related liability.

	August 3, 2012	July 29, 2011
Liability at beginning of year	$ 1,579	$ —
Severance	1,660	1,768
Payments	(1,990)	(189)
Adjustments	(382)	—
Liability at end of year	$ 867	$ 1,579

15 INCOME TAXES

Significant components of the Company's net deferred tax liability consisted of the following at:

	August 3, 2012	July 29, 2011
Deferred tax assets:		
Financial accruals without economic performance	$ 57,881	$ 56,954
Other	13,282	15,068
Deferred tax assets	$ 71,163	$ 72,022
Deferred tax liabilities		
Excess tax depreciation over book	$ 91,149	$ 90,361
Other	27,992	28,033
Deferred tax liabilities	119,141	118,394
Net deferred tax liability	$ 47,978	$ 46,372

The Company provided no valuation allowance against deferred tax assets recorded as of August 3, 2012 and July 29, 2011, as the "more-likely-than-not" valuation method determined all deferred assets to be fully realizable in future taxable periods.

The components of the provision for income taxes for each of the three years were as follows:

	2012	2011	2010
Current:			
Federal	$34,074	$17,231	$29,114
State	7,928	5,577	(88)
Deferred:			
Federal	886	9,019	336
State	319	(1,344)	1,089
Total income tax provision	$43,207	$30,483	$30,451

A reconciliation of the provision for income taxes and the amount computed by multiplying the income before the provision for income taxes by the U.S. federal statutory rate of 35% was as follows:

	2012	2011	2010
Provision computed at federal statutory income tax rate	$51,201	$40,492	$40,498
State and local income taxes, net of federal benefit	6,424	3,050	495
Employer tax credits for FICA taxes paid on employee tip income	(9,114)	(8,351)	(8,062)
Other employer tax credits	(4,938)	(5,098)	(3,769)
Other-net	(366)	390	1,289
Total income tax provision	$43,207	$30,483	$30,451

As of August 3, 2012 and July 29, 2011, the Company's liability for uncertain tax positions was $24,703 ($16,607, net of related federal tax benefits of $8,096) and $19,547 ($13,223, net of related federal tax benefits of $6,324), respectively.

The following table highlights the amount of uncertain tax positions that, if recognized, would affect the effective tax rate for each of the three years:

	2012	2011	2010
Uncertain tax positions	$16,607	$13,223	$11,791

Summarized below is a tabular reconciliation of the beginning and ending balance of the Company's total gross liability for uncertain tax positions exclusive of interest and penalties:

	August 3, 2012	July 30, 2011	July 30, 2010
Balance at beginning of year	$14,167	$12,965	$21,956
Tax positions related to the current year:			
Additions	3,326	2,616	2,195
Reductions	—	—	—
Tax positions related to the prior year:			
Additions	2,556	987	44
Reductions	(1,043)	(24)	(4,458)
Settlements	—	—	(4,980)
Expiration of statute of limitations	(908)	(2,377)	(1,792)
Balance at end of year	$18,098	$14,167	$12,965

The following table highlights the amount of interest and penalties related to uncertain tax positions recognized in the provision for income taxes for each of the three years:

	2012	2011	2010
Interest and penalties related to uncertain tax positions	$830	$651	$271

The following table highlights the amount of potential interest and penalties, net of tax, included in the Company's liability for uncertain tax positions at:

	August 3, 2012	July 29, 2011
Interest and penalties, net of tax	$4,844	$4,014

In many cases, the Company's uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities. Based on the outcome of these examinations or as a result of the expiration of the statutes of limitations for specific taxing jurisdictions, the related uncertain tax positions taken regarding previously filed tax returns could decrease from those recorded as liabilities for uncertain tax positions in the Company's financial statements at August 3, 2012 by approximately $5,000 to $7,000 within the next twelve months. At August 3, 2012, the Company was subject to income tax examinations for its U.S. federal income taxes after 2008 and for state and local income taxes generally after 2008.

16 NET INCOME PER SHARE AND WEIGHTED AVERAGE SHARES

The following table reconciles the components of diluted earnings per share computations:

	2012	2011	2010
Net income per share numerator	$ 103,081	$ 85,208	$ 85,258
Net income per share denominator:			
Basic weighted average shares outstanding	23,067,566	22,998,200	23,007,856
Add potential dilution:			
Stock options and nonvested stock and stock awards	340,560	636,475	571,896
Diluted weighted average shares outstanding	23,408,126	23,634,675	23,579,752

17 COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are party to various legal and regulatory proceedings and claims incidental to their business in the ordinary course. In the opinion of management, based upon information currently available, the ultimate liability with respect to these proceedings and claims will not materially affect the Company's consolidated results of operations or financial position.

The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected, however, to retain all or a portion of losses that occur through the use of various deductibles, limits and retentions under its insurance programs. This situation may subject the Company to some future liability for which it is only partially insured, or completely uninsured. The Company intends to mitigate any such future liability by continuing to exercise prudent business judgment in negotiating the terms and conditions of its contracts. See Note 2 for a further discussion of insurance and insurance reserves.

Related to its insurance coverage, the Company is contingently liable pursuant to standby letters of credit as credit guarantees to certain insurers. As of August 3, 2012, the Company had $31,506 of standby letters of credit related to securing reserved claims under workers' compensation insurance. All standby letters of credit are renewable annually and reduce the Company's borrowing availability under its Revolving Credit facility (see Note 5).

As of August 3, 2012, the Company is secondarily liable for lease payments associated with two properties. The Company is not aware of any non-performance under these lease arrangements that would result in the Company having to perform in accordance with the terms of those guarantees, and therefore, no provision has been recorded in the Consolidated Balance Sheets for amounts to be paid in case of non-performance by the third parties.

The Company enters into certain indemnification agreements in favor of third parties in the ordinary course of business. The Company believes that the probability of incurring an actual liability under such indemnification agreements is sufficiently remote so that no liability has been recorded in the Consolidated Balance Sheet.

18 QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for 2012 and 2011 are summarized as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[a]
2012				
Total revenue	$598,437	$673,234	$608,514	$700,010
Gross profit	412,130	437,843	418,899	483,839
Income before income taxes	33,489	36,312	27,935	48,552
Net income	23,802	25,609	18,974	34,696
Net income per share – basic	$ 1.04	$ 1.11	$ 0.82	$ 1.49
Net income per share – diluted	$ 1.03	$ 1.10	$ 0.81	$ 1.47
2011				
Total revenue	$598,691	$640,277	$582,525	$612,942
Gross profit	418,938	420,887	402,751	419,388
Income before income taxes	33,702	40,642	19,586	21,761
Net income	23,734	28,777	15,154	17,543
Net income per share – basic	$ 1.04	$ 1.24	$ 0.66	$ 0.77
Net income per share – diluted	$ 1.01	$ 1.20	$ 0.64	$ 0.75

(a) The Company's fourth quarter of 2012 consisted of 14 weeks.

Corporate Officers

Sandra B. Cochran
President and Chief Executive Officer

Douglas E. Barber
Executive Vice President and Chief People Officer

Christopher A. Ciavarra
Senior Vice President, Marketing

Laura A. Daily
Senior Vice President, Retail

Nicholas V. Flanagan
Senior Vice President, Restaurant and Retail Operations

Edward A. Greene
Senior Vice President, Strategic Initiatives

Lawrence E. Hyatt
Senior Vice President, Chief Financial Officer

Charlie E. Austin
Regional Vice President, Restaurant Operations

Michael J. Chissler
Vice President, Restaurant and Retail Operations Support

Brenda L. Cool
Regional Vice President, Retail Operations

P. Doug Couvillion
Vice President, Corporate Controller and Principal Accounting Officer

Leon De Wet
Vice President, Information Services and CIO

Robert F. Doyle
Vice President, Product Development and Quality Assurance

Alan L. Emery
Regional Vice President, Restaurant Operations

W. Vance Fouraker
Vice President, Strategic Sourcing

Deborah A. Fratrik
Regional Vice President, Restaurant Operations

Drew A. Germain
Vice President, Merchandise Planning and Allocation

Anthony P. Guadagno
Regional Vice President, Restaurant Operations

Michael T. Hackney
Regional Vice President, Restaurant Operations

Bruce A. Hallums
Vice President, Internal Audit

Kathleen A. Hansen
Vice President, Retail Operations

Sandra K. Hayes
Regional Vice President, Retail Operations

Ray Johnson
Regional Vice President, Restaurant Operations

Michael W. Mott
Vice President, Human Resources

Thomas R. Pate
Vice President, Training and Management Development

Beth J. Quinn
Regional Vice President, Retail Operations

John W. Rains
Vice President, Compensation and Benefits

Mark W. Romanko
Regional Vice President, Restaurant Operations

Cindy M. Sasse
Regional Vice President, Retail Operations

Michelle R. Scott-Ramirez
Regional Vice President, Retail Operations

Jeffry S. Smith
Vice President, Facilities and Construction

Stacy L. Stinson
Vice President, Operations Initiatives

David R. Swartling
Regional Vice President, Restaurant Operations

S. James Torcivia
Vice President, Development

Walter W. Tyree
Regional Vice President, Restaurant Operations

Bart F. Vig
Regional Vice President, Restaurant Operations

Jeffrey M. Wilson
Vice President, Operations Analysis

Michael J. Zylstra
Vice President, General Counsel and Corporate Secretary

Corporate Information

Corporate Offices

Cracker Barrel Old Country Store, Inc.
P.O. Box 787
305 Hartmann Drive
Lebanon, TN 37088-0787
Phone: 615-444-5533
crackerbarrel.com

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Nashville, Tennessee

10-K Report

A copy of the Cracker Barrel Old Country Store, Inc. Form 10-K Annual Report for Fiscal 2012 filed with the Securities and Exchange Commission, may be obtained without charge through our Internet website, located at crackerbarrel.com and (without exhibits) by writing to the Company, attention: Investor Relations. If requested in writing, exhibits to the Form 10-K Annual Report are available for a reasonable fee.

Annual Meeting

The annual meeting of shareholders will be held at 10:00 a.m. Thursday, November 15, 2012, at the Cracker Barrel Old Country Store home office on Hartmann Drive, Lebanon, Tennessee.

Dividend Reinvestment and Direct Stock Purchase Plan

Although our company does not sponsor a dividend reinvestment or direct stock purchase plan, our transfer agent, American Stock Transfer & Trust Company, LLC ("AST"), sponsors and administers such programs. You may call AST at 800-485-1883 or 718-921-8124 to obtain enrollment forms.

Unless specifically noted otherwise, references in this annual report to "CBRL," "Cracker Barrel" or "The Company" refer to Cracker Barrel Old Country Store, Inc. and its subsidiaries; or its Cracker Barrel Old Country Store® concept.


DAN EVINS
FOUNDER
Cracker Barrel
Old Country Store
CRACKER BARREL OLD COUNTRY STORE, INC.
P.O. Box 787
Lebanon, TN 37088-0787
crackerbarrel.com
CRACKER BARREL OLD COUNTRY STORE